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GALEN

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HOLDINGS PLC

FOCUS

[GRAPHIC OMITTED]

GROWTH

2002 Annual Report and Accounts


Galen Holdings at a glance 2002

The Company

Galen Holdings PLC (LSE: GAL/NASDAQ: GALN) is an international pharmaceutical company focused on three core therapeutic areas: women's healthcare, dermatology and urology. The Company was listed on the London Stock Exchange and the Irish

Stock Exchange in 1997 and in the United States on the Nasdaq National Market(R)

in 2000, subsequent to its acquisition of Warner Chilcott, plc, on 29 September

2000. Galen develops, manufactures, supplies and markets branded prescription pharmaceutical products in the United Kingdom, Ireland and the United States.

Nearly 75% of our pharmaceutical revenues are generated in the United States.

The divestment of our pharmaceutical services businesses during 2002 for a total of (pound)156.3 million has transformed Galen into a pharmaceutical company with a clear therapeutic focus and a strong presence in the United States. Revenues generated from Duricef(R) and Moisturel(R), products acquired from Bristol-Myers

Squibb in 2002 for $40 million, replaced earnings lost by the divestiture of the pharmaceutical services businesses in the second half of 2002. Based in

Craigavon, Northern Ireland and Rockaway, New Jersey in the US, Galen is well positioned to meet the needs of a global marketplace. As of 30 September 2002,

our employees totalled 960, of which 298 are employed in the US.

PERFORMANCE

Our Growth Strategy: We have made great progress towards the creation of an international pharmaceutical company. We will continue to develop powerful sales & marketing and research & development organizations, and leverage our substantial management experience to enable us to implement our growth strategy and enhance shareholder value. Our future growth depends on our ability to successfully continue organic growth through our existing businesses, develop and commercialise new proprietary products and selectively acquire products which complement our existing ranges. Our activities during the year have demonstrated success in all three elements of this strategy and we have created strong foundations for further growth in 2003.

The execution of our growth strategy in 2002 included:

Organic Growth:

Jan.-Sept. 2001 Jan.-Sept. 2002

Product New Prescriptions New Prescriptions Change (%)

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Doryx(R) 75 mg & 100 mg 135,607 223,237 65%

Ovcon(R) 35 257,857 328,313 27%

Estrace(R) Cream 328,309 347,525 6%

Source: NDCHealth

New Proprietary Products: An important part of our strategy is to develop and commercialise pharmaceutical products based on innovative formulations and novel drug delivery technology, particularly our proprietary intravaginal ring, or IVR, technology. In October 2002, we received an approvable letter from the US Food and Drug Administration (FDA) for our estradiol acetate intravaginal ring, sold in the United Kingdom as

Menoring(R). In addition, our new drug application for our line extension of Ovcon(R) was accepted for filing by the FDA in June 2002. We launched

Doryx(R) 75 mg, a new dosage of our proprietary pelletised formulation of doxycycline, Doryx(R), in January 2002. Doryx(R) 75 mg has been performing well and we expect accelerated growth of the Doryx(R) brand due to this new strength.

Selective Acquisitions: In March 2002, we acquired from Bristol-Myers

Squibb two profitable dermatology products: the antibiotic Duricef(R) and the skin cream Moisturel(R). In addition, we announced in December 2002 that we entered into a conditional agreement to acquire the US sales and marketing rights to Sarafem(R) from Eli Lilly and Company ("Lilly"). The agreement is conditional on US regulatory approval. Sarafem(R) is an FDA approved prescription treatment for pre-menstrual dysphoric disorder, a severe form of pre-menstrual syndrome. Launched by Lilly in 2000,

Sarafem(R) generated sales of approximately $85 million in the United

States in the year ended 31 December 2001.


Management and Corporate Information

Board of Directors

Dr John A King

Executive Chairman

Roger M Boissonneault

Chief Executive Officer

R Geoffrey Elliott

Chief Financial Officer

Non-Executive Directors:

Dr Michael G Carter (1, 2)

Dr Harold Ennis, OBE (1, 2)

David Gibbons, MBE (1, 2)

(1) Audit Committee

(2) Remuneration Committee

Management

Galen Holdings PLC

Dr John A King

Executive Chairman

Roger M Boissonneault

Chief Executive Officer

R Geoffrey Elliott

Chief Financial Officer

Anthony D Bruno

Senior Vice President,

Corporate Development & General Counsel

David G Kelly

Senior Vice President,

Finance & Planning

William J Poll

Senior Vice President, Finance

Pharmaceuticals

W Carlton Reichel

President, Pharmaceuticals

Technical Operations

Leland H Cross

Senior Vice President,

Technical Operations

Research & Development

Dr Herman Ellman

Senior Vice President,

Clinical Development

Regulatory Affairs

Alvin Howard

Vice President,

Regulatory Affairs

Shareholder Services

Registrar for Ordinary Shares

Computershare Investor Services PLC

PO Box 82, The Pavilions

Bridgewater Road

Bristol BS99 7NH

Stock Information

Ordinary Shares

London Stock Exchange: GAL.L

Irish Stock Exchange: GAL

American Depositary Shares

NASDAQ: GALN

Depository for ADS/Notes

Bank of New York

101 Barclay Street

New York, NY 10286

Investor Inquiries

For investor information, please contact:

USA

Warner Chilcott, Inc.

100 Enterprise Drive

Rockaway, NJ 07866

Tel: +1 973-442-3200 or

800-521-8813

Email: ir@wclabs.com

International

Galen Holdings PLC

Seagoe Industrial Estate

Craigavon, Northern Ireland

BT63 5UA

Tel: +44 28 3833 4974

Email:

investorrelations@galenplc.com

Registered Office

Seagoe Industrial Estate

Craigavon, Northern Ireland

BT63 5UA

Registered Number

NI25836

Secretary

Anthony D Bruno

Website

www.galenplc.com

Stockbrokers

ABN AMRO Equities Ltd

Hoare Govett Ltd

250 Bishopsgate

London EC2M 4AA

Credit Suisse First Boston

One Cabot Square

London E14 4QJ

Merrill Lynch International

2 King Edward Street

London EC1A 1HQ

Goodbody Stockbrokers

Ballsbridge Park

Dublin 4

Registered Auditors

PricewaterhouseCoopers

Waterfront Plaza

8 Laganbank Road

Belfast BT1 3LR

Solicitors

Ashurst Morris Crisp

Broadwalk House

5 Appold Street

London EC2A 2HA

US Legal Advisors

Simpson Thacher & Bartlett

425 Lexington Avenue

New York, NY 10017

Financial Advisors

Merrill Lynch International

2 King Edward Street

London EC1A 1HQ

Principal Bankers

Bank of Ireland

Donegall House

7 Donegall Square North

Belfast BT1 5LU

[LOGO] [LOGO] [LOGO] GALN

NASDAQ

Irish Stock Exchange London STOCK EXCHANGE LISTED


Financial Highlights

[THE FOLLOWING TABLE WAS DEPICTED AS A BAR CHART IN THE PRINTED MATERIAL]

Revenue Operating Profit

(pounds in millions) before amortisation & exceptional items

(pounds in millions)

48.9 67.0 86.0 182.7 201.6 14.0 19.4 24.1 54.9 70.6

'98 '99 '00 '01 '02 '98 '99 '00 '01 '02

o Revenue totalled (pound)202 million

-- 79% of total revenue ((pound)160 million) represented pharmaceutical product sales, an increase of 26% over 2001

-- US pharmaceutical product sales up 46% to (pound)118 million,

compared to (pound)81 million in 2001

o Operating profit (before amortisation and exceptional items) generated by pharmaceutical products business was (pound)64 million, an increase of 47%

over 2001

o Adjusted earnings per share of 32.2p versus 23.4p in 2001

o Proposed final dividend brings total 2002 dividend to 3.0p versus 2.49p in

2001

For US investors, please note that the Letter to Shareholders and associated charts have been prepared in accordance with UK GAAP. Please refer to the Galen

Holdings PLC Form 20-F filed with the Securities and Exchange Commission for a

US$/US GAAP presentation.

Table of Contents

Letter to shareholders 2

Operational review 8

Board of directors 14

Shareholder value 15

Directors' report 16

Report of the remuneration committee 20

Statement on corporate governance 22

Statement on going concern 23

Statement of directors' responsibilities 23

Auditors' report 24

Consolidated profit and loss account 25

Reconciliation of movements in shareholders' funds 26

Consolidated statement of total recognised gains and losses 26

Consolidated balance sheet 27

Company balance sheet 28

Consolidated cash flow statement 29

Notes to the financial statements 30

Five year summary 63

Financial calendar 64

Management and corporate information IBC


Letter to Shareholders

Financial Overview

During the year ended 30 September 2002, Galen experienced solid progress in the building of the business, particularly in the United States, and continued

excellent financial performance. The Company recorded revenues of (pound)201.6 million, an overall increase of 10% over the previous year. Of these revenues,

79% were generated by our pharmaceutical products business and 21% by our now discontinued pharmaceutical services businesses. Pharmaceutical product revenues grew by an excellent 26% over the prior year. Nearly three-quarters of our pharmaceutical revenues now arise in the United States reflecting the ongoing success of Warner Chilcott, which was acquired in September 2000.

Gross profit for the financial year 2002 increased to (pound)140.3 million from

(pound)118.5 million in the prior year driven primarily by the growth in sales of high margin pharmaceutical products in the United States, which more than compensated for the reduction in revenues resulting from the disposal of our pharmaceutical services businesses. Operating profit (before exceptional items and amortisation of intangible assets and goodwill) rose to (pound)70.6 million,

a 28% increase over 2001. Operating expenses, other than from amortisation of intangible assets and goodwill, increased modestly from (pound)63.6 million to

(pound)69.7 million in the period, reflecting higher research and development spending of (pound)13.9 million this year versus (pound)9.2 million last year.

Operating margins also improved from 30% to 35% due to our exit from pharmaceutical services and continued growth in the US pharmaceutical market.

Earnings per share, before exceptional items and amortisation of intangible assets and goodwill, rose by 38% to 32.2p. During the 2002 financial year, we generated cash of (pound)63.3 million from operations, which provides additional support to our already strong balance sheet and enhances our ability to continue the acquisition element of our expansion strategy.

These excellent results reflect the strength and continuing growth of our underlying business and have encouraged your Board to recommend the payment of a final dividend of 2p per ordinary share, which represents a total for the year of 3p, an increase of 20% over the 2.49p declared for the previous year.

Corporate Activity

Galen is committed to delivering continued growth in its fast growing pharmaceutical business. As part of our strategy to achieve this goal, we acquired Warner Chilcott in September 2000, which afforded us access to the US pharmaceutical market, where the Company has achieved significant growth and where we expect to achieve significant future growth. To free up additional resources for our ambitious growth plans and to improve our operating margins,

we took the decision to dispose of our pharmaceutical services businesses. The divestment of our pharmaceutical services businesses during 2002 for a total

(pound)156.3 million, transforms Galen into a

GALEN HOLDINGS 2002 Annual Report and Accounts


pharmaceutical company with clear therapeutic focus and a strong presence in the

United States. Your Directors believe that the resources released in this process will achieve a substantially enhanced return when invested in our pharmaceutical business.

In March 2002, we completed the acquisition in the United States of Duricef(R),

a cephalosporin antibiotic, and Moisturel(R), a skin moisturising cream, from

Bristol-Myers Squibb for a cash consideration of $40.4 million. This acquisition strengthens our product portfolio in dermatology in the United States and highlights our strategy to utilise acquisition of products to build Galen's positions in our core therapeutic areas. These recently acquired products performed well in the second half of the financial year 2002 replacing earnings lost by the divestiture of the pharmaceutical services businesses. Our corporate development group continues to actively pursue acquisition, licensing and other opportunities to further strengthen the Company.

During the year ended 30 September 2002, we retired $111.3 million of high yield

(12.625%) bonds inherited at the time of the Warner Chilcott acquisition,

leaving only $48.4 million of the original $200 million outstanding. This debt reduction has improved the quality of our balance sheet and, as a result of the associated reduction in interest charges, will provide an uplift in earnings.

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focus

IVR Technology

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The receipt of an approvable letter from the FDA for our estrogen replacement

IVR is a great achievement for the Galen team, both in the US and Northern

Ireland. The US is the most significant market for this product and we believe that this innovative form of delivery will be well received by the patient. We look forward to finalising labelling with the FDA and preparing our sales and marketing team for launch.

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RECORD RESULTS

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CONTINUED GROWTH

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focus

FOCUSED RESOURCES

Proven Track Record

o 26% increase in pharmaceutical product revenue

o top performing products, Ovcon(R), Doryx(R) and Estrace(R) Cream,

experience significant new prescription growth

o recently acquired products, Duricef(R) and Moisturel(R), perform well

o Menoring(R), our first IVR product for ERT, perform to expectations

o Expected additions of Sarafem(R) and estrogen replacement IVR to the US marketed product portfolio hold significant potential

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Sales and Marketing

During the year, we continued to expand the benefits of the acquisition of

Warner Chilcott. Pharmaceutical product revenues for the year were (pound)160.0 million, representing a 26% increase over the previous year. The United States now accounts for 74% of our total pharmaceutical revenues. As market opportunities in the United States exceed those in Europe and other territories,

the predominant focus for our pharmaceutical activities is now clearly the

United States. Our 226 person US salesforce continues to gain market share in our core therapeutic areas (women's healthcare, dermatology and urology). For the first nine months of calendar year 2002, new prescription growth for

Ovcon(R), Doryx(R) and Estrace(R) Cream were 27%, 65% and 6% respectively over the same period in 2001.

In women's healthcare, Galen has products in two categories important to the obstetrician and gynaecologist (OBGYN): contraception and hormone replacement therapy (HRT). The combined US market for these product categories exceeds $4 billion in sales annually. Our oral contraceptive, Ovcon(R), has grown strongly in the year and now enjoys a 2.3% share of the US oral contraceptives market.

This offers an excellent base for the launch of our line extension, for which a

New Drug Application (NDA) was accepted for filing by the US Food and Drug

Administration (FDA) in June 2002.

GALEN HOLDINGS 2002 Annual Report and Accounts


In estrogen replacement therapy (ERT), Estrace(R) Cream is indicated for the treatment of the local symptoms of the menopause and is prescribed by both the

OBGYN and the urologist. Our Estrace(R) Tablets product remains the second most widely prescribed ERT product in the United States. We do not actively promote

Estrace(R) Tablets because of generic competition and our strategic objective is to maintain market position until the launch of our proprietary second-generation tablet formulation.

In dermatology, our proprietary pelletised formulation of doxycycline, Doryx(R),

is now the most widely prescribed oral tetracycline for the treatment of acne.

Total Doryx(R) revenues for the year increased 103% over the prior financial year. In January 2002, we launched a new 75 mg dosage strength for Doryx(R).

Doryx(R) 75 mg has performed well and we have experienced accelerated growth of the Doryx(R) brand due to this new strength.

In the United Kingdom, we are continuing to focus our business towards women's health and the discontinuation and disposal of less profitable non-core brands.

Menoring(R), our first intravaginal ring (IVR) product for ERT, has completed its first year in the UK market and has performed to expectations. Our promotional strategy is directed towards its establishment with hospital specialists. Positive patient feedback from our early experience programme is consistent with the high levels of patient acceptance of the product in our clinical trial. Our proprietary anticholinergic, Regurin(R), for the treatment of incontinence (licensed from Madaus AG, Cologne) has performed well in the second year since its launch.

The key strength in our pharmaceutical business continues to be the success of our sales and marketing team in the United States. We have a proven track record of successful product launches, sustaining product growth, revitalising acquired products and utilising precision marketing techniques to focus our resources to achieve maximum return.

Research and Development

Building on the strength of our marketed products, we continue to strengthen our investment in research and development. Investment in R&D for the year ended 30

September 2002 was (pound)13.9 million, which represented


a 51% increase over the previous year. Our R&D efforts are firmly focused on the development of proprietary products for commercialisation in the United States,

which are based on drug delivery systems such as the IVR. We also pursue the development of new products and line extensions in our core therapeutic areas that complement and strengthen our pharmaceutical business.

In women's health, we have programmes in contraception, estrogen replacement therapy, infection control and prenatal vitamins. These involve a number of proprietary technologies, including the IVR. During the year, we submitted NDAs to the FDA for our intravaginal ring ERT product and Ovcon(R) line extension.

The NDA for our first IVR estrogen replacement therapy was accepted for filing in February 2002. The receipt of an approvable letter for this product in

October 2002 represents a milestone in the history of the Company and reflects the dedication and ability of our entire technical staff. Our second generation

Estrace(R) Tablet is in Phase III trials in the United States and we anticipate submission of the NDA in mid 2003. We continue to make progress with a metronidazole releasing IVR for bacterial vaginosis, which is our first application of the IVR technology for infection control. This product entered

Phase III in the United States in November 2002. Our testosterone IVR is in

Phase II, where we are investigating experimental models to assess treatments for female sexual dysfunction.

In dermatology, following the launch of Doryx(R) 75 mg in January 2002, we are developing new and innovative delivery systems for the antibiotic to provide the next generation of products in this category.

Galen's People

At the conclusion of our 2002 financial year, Galen had 960 employees, including

298 US based employees, which represents a substantial decrease from last year's number, reflecting the sale of our pharmaceutical services businesses. Since the

IPO in 1997, Galen Holdings has consistently produced results in line with or in excess of expectations. This exceptional performance would be impossible without the skills and dedication of all colleagues within the Galen organisation. In particular, we recognise our non-executive Directors whose able advice and counsel is of major importance to the Company's ongoing success. In February

2002, we announced the resignation of Tom Lynch from our Board. We thank Tom for his work during his tenure as a non-executive Director at Galen and wish him well in the future.

Outlook

The year ended 30 September 2002 has seen much change at Galen Holdings. The sale of our pharmaceutical services businesses completed our transformation into a pharmaceutical company and released resources, which will be deployed

GALEN HOLDINGS 2002 Annual Report and Accounts


to achieve greater return. Our strategy for growth remains constant and comprises three elements:

o the continued organic growth of our pharmaceutical business;

o the internal development of new proprietary products; and

o the acquisition of products that complement and strengthen our existing activities.

During the year, we have reported success in all elements of this strategy as we continue to leverage our position in the marketplace. We once again report record sales achievement and healthy growth. Our R&D programme has grown;

however, it remains sharply focused on maximising economic return. We achieved a milestone in the history of the Company when we received an approvable letter from the FDA for our first IVR product in the United States and we continue to strengthen our pipeline with new projects. We continue to evaluate acquisitions to complement our existing product offerings in our core therapeutic areas.

We approach 2003 with much confidence.

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focus

Leadership

[PHOTOS OMITTED]

/s/ John King

Dr John King

Executive Chairman

/s/ Roger Boissonneault

Roger Boissonneault

Chief Executive Officer

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OPPORTUNITIES


FOCUS

[PHOTO OMITTED]

Izumi Hara

Anthony D Bruno

Our Corporate Development team evaluates and executes acquisition opportunities.

Operational Review

Galen continued to make significant progress in executing its growth strategy during the financial year ended 30 September 2002. We set the following targets for 2002: to sharpen our focus on our fast growing pharmaceutical business by divesting our pharmaceutical services businesses, to continue to deliver sales and earnings growth with our existing products, to advance promising products in our pipeline and to make an acquisition.

Over the course of financial year 2002, we sold our pharmaceutical services businesses for a total of (pound)156.3 million. These sales, together with increased profits and the proceeds from our July 2001 offering further strengthened our Company's net cash position to (pound)165.8 million at financial year end, affording us strong financial standing and flexibility and permitting us to focus intently on investing in our profitable pharmaceutical business through organic growth, research and development and selective acquisitions.

Our salesforce remains the centrepiece of our forward growth strategy and continues to produce excellent results. Due to the success of our salesforce,

our proprietary pelletised formulation of doxycycline, Doryx(R), is now the most widely prescribed oral tetracycline for the treatment of acne. Doryx(R) 75 mg,

launched by the Warner Chilcott salesforce in January, has been performing well and we experienced accelerated growth of the Doryx(R) brand due to this new strength. Our oral contraceptive, Ovcon(R), has grown strongly in the year, and now enjoys a 2.3% share of the US oral contraceptives market, offering an excellent base for the launch of our line extension, for which a New Drug

Application (NDA) was accepted for filing by the US Food and Drug Administration

(FDA) in June 2002. Our operating profits (before exceptional items and amortisation) in financial year 2002 increased by 28% over financial year 2001.

We were pleased to have made notable progress with our pipeline during the year.

Three weeks following the close of our 2002 financial year, on 21 October 2002,

we announced the receipt of an approvable letter from the FDA for our estradiol acetate intravaginal ring, sold in the United Kingdom as Menoring(R). We believe this product holds great promise for patients in the United States, and, as this

2002 annual report went to press, we were working with the FDA to finalise labeling requirements in preparation for the product's commercialisation in the

United States.

STRATEGY

Execution of the Company's growth strategy included the March 2002 acquisition from Bristol-Myers Squibb of two profitable dermatology products: the antibiotic

Duricef(R) and the skin cream Moisturel(R). Approaching 2003 and beyond, we are confident that, supported by salesforce promotion, we can continue to grow sales of these products.

As we enter the 2003 financial year, we are pleased with the leadership provided by our senior management team in respect of our sharpened focus on growing our

Company, through the development of new products and strategic acquisitions.

During the last three years, our team has consistently delivered growth in revenues, profit and earnings per share and completed (pound)404 million in pharmaceutical acquisitions. As we continue to evaluate potential product and company acquisitions, we are very pleased to have a strong corporate development team, led by two executives with substantial experience in the assessment and negotiation of pharmaceutical acquisitions: Anthony D Bruno, Galen's Senior Vice

President, Corporate Development and General Counsel, and Izumi Hara, the

Company's Deputy General Counsel. With 40 years of highly relevant experience between them, first with top New York City law firms, then with Warner-Lambert

Company, where both were actively involved in the evaluation, analysis,

negotiation and execution of pharmaceutical acquisitions, dispositions and strategic alliances, Mr Bruno and Ms Hara will continue to be heavily engaged in evaluating possible acquisition opportunities that will add shareholder value to our Company and continue to build Galen's strength in our target markets.

On 9 December 2002, we announced that we entered into a conditional agreement to acquire the US sales and marketing rights to Sarafem(R) from Eli Lilly and

Company ("Lilly"). The agreement is conditional on US regulatory approval.

Sarafem(R) is an FDA approved prescription treatment for pre-menstrual dysphoric disorder, a severe form of pre-menstrual syndrome. Launched by Lilly in 2000,

Sarafem(R) generated sales of approximately $85 million in the United States in the year ended 31 December 2001.


Galen Focus

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FPO

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[GRAPHIC OMITTED]

direction

[PHOTO OMITTED]

Carl Reichel

President, Pharmaceuticals


FOCUS

[GRAPHIC OMITTED]

FPO

STRENGTH

Galen's sales and marketing capabilities continue to be a key contributor to our success. Galen's sales and marketing personnel, numbering 259 in the United

States and 55 in the United Kingdom, continue to gain market share in our core therapeutic areas of women's healthcare, dermatology and urology.

In the United States, which generated 74% of our pharmaceutical revenue in financial year 2002, our sales force strategy is focused on employing precision marketing techniques to market and promote our key branded products to high volume prescribing physicians. These techniques require comprehensive internal analysis of actual prescription data to determine the most effective allocation of our sales and marketing resources and enable us to expand market share in markets that represent the most promise. Our precision marketing team, together with their sales and marketing colleagues, analyse prescription data and develop strategies and tactics to maximise growth in our sales and market share. By employing these precision marketing techniques, Galen, through Warner Chilcott,

has been able to sustain product growth, revitalise acquired products and successfully launch new products in the United States.

Due to the success of our salesforce, our proprietary pelletised formulation of doxycycline, Doryx(R), is now the most widely prescribed oral tetracycline for the treatment of acne. Total Doryx(R) revenues increased 103% over the prior financial year. Doryx(R) 75 mg, launched by the Warner Chilcott salesforce in

January,


Sales & Marketing Expertise

[GRAPHIC OMITTED]

FPO

has been performing well and we experienced accelerated growth of the Doryx(R)

brand due to this new strength. Our oral contraceptive, Ovcon(R), has grown strongly in the year, achieving a 29% increase over last year. Ovcon(R) now enjoys a 2.3% share of the US oral contraceptives market and offers an excellent base for the launch of our line extension, for which an NDA was accepted for filing by the FDA in June 2002.

At Galen, we have sought to employ and develop some of the most sophisticated and successful sales and marketing personnel in the pharmaceutical business. The ability of our salesforce to effectively employ precision marketing techniques lies at the core of our marketing success and, year over year, along with the clinical value of our products, is the key generator of our pharmaceutical sales growth. To this end, we provide advanced sales training opportunities to our top sales representatives several times each year, so that our top sales representatives have an opportunity to continue to improve their understanding and the execution of these techniques.

Our key branded products include the oral contraceptives Ovcon(R) 35 and

Ovcon(R) 50; Estrace(R) Cream, a urogenital atrophy therapy; Doryx(R) 100 mg and

Doryx(R) 75 mg, an antibiotic for the treatment of acne.

[PHOTOS OMITTED]

Ken Kayel

Nicola Crawford

A Dominick Musacchio

Our precision marketing yeam, together with sales and marketing colleagues,

analyse prescription data and develop strategies to maximise growth.

(top right)

Douglas Popper

Jennifer McCusker

Mitch Lazar

Advanced training provides top sales representatives with opportunities to further develop their precision marketing skills.


Research & Development

[GRAPHIC OMITTED]

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FPO

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innovation

[PHOTO OMITTED] [PHOTO OMITTED]

IVR Technology OVCON(R)

[PHOTO OMITTED]

R&D facility, Larne,

Northern Ireland


FOCUS

Building on the strength of our marketed products, we have increased our investment in identifying and developing novel drug delivery technologies,

particularly our intravaginal ring technology, new pharmaceutical products and improvements to our marketed products. In the 2002 financial year, our research and development commitment grew a considerable 51% over 2001, to (pound)13.9 million.

As was the case in financial year 2002, we will continue to focus our research and development in ways that represent the best opportunities for return on investment and, ultimately, the interest of long-term shareholder value. This means that our research and development efforts will focus extensively on the development of additional applications for our existing proprietary technologies and new products that are complementary to our core therapeutic areas,

particularly line extensions to improve our existing branded products in the

United States.

This approach has proved fruitful for Galen in the recently concluded financial year, as we made notable progress in moving several pipeline products toward possible commercialisation in the United States:

o In one of the most significant developments in Galen's product development history, we received an approvable letter from the FDA in October 2002 in reference to the NDA for our first IVR for estrogen replacement therapy in the United States. We are now working with the FDA to finalise labeling requirements and expect that this promising product will soon become commercially available in the United States.

o In June 2002, our NDA for a line extension to our oral contraceptive product Ovcon(R) was accepted for filing by the FDA.

o We also continued to make progress with our second generation

Estrace(R) Tablets, an estrogen replacement therapy. Currently in

Phase III trials in the United States, we anticipate submission of an NDA to the FDA for this product in mid-2003.

o Also during the recently completed financial year, drawing further on our research and development work on the IVR, we advanced several new and promising applications for this technology. Phase III trials for our metronidazole-releasing IVR for bacterial vaginosis, our first application of IVR technology for potential infection control,

began in November 2002. We also see promise for utilising the IVR for the delivery of testosterone for possible treatment of female sexual dysfunction. During the recently completed financial year,

our testosterone IVR continued in Phase II trials.

o Finally, in the dermatology product category, building on the success of our January 2002 launch of Doryx(R) 75 mg, we continue to assess new delivery systems for the antibiotic to provide the next generation of products in this category.

[PHOTOS OMITTED]

Olu Aloba, PhD

Ileana C Brown

Michael Liang, PhD

Kelly Smith, MD

Rosa Lee, PharmD

R&D colleagues, together with Regulatory Affairs and Medical Affairs colleagues,

focus on advancing our pipeline products.

POTENTIAL


Board of Directors

[PHOTO OMITTED]

Dr John King (53) Executive Chairman

Dr King joined Galen in 1979 as Technical Manager responsible for the development and registration of new products. Dr King was appointed Technical

Director in 1981, Managing Director in 1984, Chief Executive in 1991 and

Executive Chairman in 2000. Prior to joining the Group he was a lecturer in the

Pharmacy Department of The Queen's University, Belfast. He obtained a PhD in

1974 and registered with the Pharmaceutical Society of Northern Ireland in 1976.

LEADERSHIP

[PHOTO OMITTED]

Roger Boissonneault (54) Chief Executive Officer

Roger Boissonneault serves as Chief Executive Officer for Galen. He previously served as President and Chief Operating Officer of WC plc since 1996, serving as a director since 1998. From 1976 to 1996 Mr Boissonneault served in various capacities with Warner-Lambert Company, including Vice President, Female

Healthcare, Director of Corporate Strategic Planning, and Director of

Obstetrician/Gyneacologist Marketing. Mr Boissonneault has BA in Biology from the University of Connecticut and an MBA from Rutgers University.

[PHOTO OMITTED]

Mr Geoffrey Elliott (50) Chief Financial Officer

Mr Elliott qualified as a Chartered Accountant in 1984. After a period in industry and management consultancy, he joined the accountancy practice of Magee

Todd & Vaughan, becoming a partner in 1988. He was appointed Chief Financial

Officer of Galen in 1993.

[PHOTO OMITTED]

Dr Harold Ennis OBE (72) Non-Executive Director

Dr Ennis was appointed to the Board in May 1996. He is the Chairman of Creative

Composites Limited, Vice Chairman of Trade and Business Development Body and a

non-executive director of a number of private companies. Previously he was a member of the Northern Ireland Economic Council and the Industrial Development

Board for Northern Ireland.

[PHOTO OMITTED]

Mr David Gibbons MBE (64) Non-Executive Director

Mr Gibbons was appointed to the Board in March 1997. He was previously Chairman and Managing Director of Abbott Laboratories UK and was a board member of The

Association of the British Pharmaceutical Industry and Chairman of the

Pharmaceutical Price Regulation Scheme Committee. He is non-executive Chairman of Nexan Group Limited, MedNova Limited and Genosis Inc.

[PHOTO OMITTED]

Dr Michael Carter (64) Non-Executive Director

Dr Carter was appointed to the Board in May 1998. He has 25 years pharmaceutical industry experience with both Roche and Zeneca, acting as a board member of

Salick Health Care in the United States. He holds a triple fellowship of the

Royal Pharmaceutical Society, the Royal College of Physicians of Edinburgh and

the Faculty of Pharmaceutical Physicians of the Royal Colleges. He is a

non-executive director of Provensis Limited, Micromet AG, Kudos Pharmaceuticals

Limited, Cancervax Inc and Genosis Inc and non-executive Chairman of Metris

Therapeutics Limited.


Shareholder Value

Galen has undergone significant changes in 2002. The sale of the pharmaceutical services businesses completes our transformation into a pharmaceutical product company. Galen approaches the 2003 financial year with a continuing and strong commitment to building value for our shareholders. Like most publicly traded companies, Galen's market capitalisation was affected negatively during the 2002 financial year by the bearish global economic climate. Nonetheless, our Company has continued to deliver excellent financial performance and has made notable and important progress that we believe positions us well to build shareholder value in the year and years to come.

Our excellent financial results reflect the strength and continuing growth of our pharmaceutical business and have resulted in an increase in EPS to 32.2p

(before exceptional items and amortisation), a 38% increase over the 2001 financial year and dividend growth of 20% from 2.49p in financial year 2001 to

3p in financial year 2002.

Galen also ended the 2002 financial year with a vastly improved balance sheet,

highlighted by our net cash position of (pound)165.8 million, compared to

(pound)18 million at the end of 2001. This means that Galen enters 2003 on a strong and stable financial footing, positioned to continue investing in both organic growth and, more particularly, growth by acquisition.

Galen shares are traded in three of the world's leading stock markets, the

London Stock Exchange in the United Kingdom, The NASDAQ Stock Markett in the

United States and the Irish Stock Exchange in Ireland. Galen is pleased to now receive research coverage by 13 financial institutions. In the United States,

Galen is covered by CIBC and Ryan, Beck. In the United Kingdom, Galen is covered by ABN Amro, Credit Suisse First Boston, ING Barings, Merrill Lynch, Nomura, UBS

Warburg and WestLB Panmure. In Ireland, Galen is covered by Davy Stockbrokers,

Goodbody Stockbrokers, Merrion Stockbrokers and NCB Stock brokers. We are hopeful that this research coverage will add notably to our exposure among prospective investors.

Galen also continues to maintain a strong and ongoing commitment to openness with our shareholders regarding our business and forward strategies. Our website, www.galenplc.com, is a rich source of information for shareholders, and offers shareholders and prospective shareholders the opportunity to be added to our mailing list.

Finally, we extend our appreciation to the continued confidence of our investors, and we reiterate our commitment to maintain our sharp focus on maximising growth and shareholder value.

COMMITMENT


Directors' report for the year ended 30 September 2002

The directors present their report and the audited financial statements for the year ended 30 September 2002.

Principal activities

The activities of the Group consist of the development, manufacture and supply of branded prescription pharmaceutical products. During the year the Group disposed of its pharmaceutical services operations. The activities of the holding company consist of the management of its investments in its subsidiaries.

Review of business

The consolidated profit and loss account for the year is set out on page 25. A review of business during the year and of the future development of the Group is contained in the Letter to Shareholders and the Operational Review accompanying this report.

Dividends

An interim dividend of 1p per share amounting to (pound)1,902,000 (2001: 0.83p per share--(pound)1,351,000) was paid during the year. The directors recommend payment of a final dividend for the year of 2p per share amounting to (pound)3,662,000 (2001: 1.66p per share--(pound)3,143,000).

Group research and development activities

The Group is strongly committed to research and development activities in order to secure and enhance its market position. Expenditure in the year totalled

(pound)13.9 million (2001: (pound)9.3 million).

Directors

The directors of the Company during the year were:

Dr J A King R G Elliott Dr H A Ennis D Gibbons

R M Boissonneault A D Armstrong Dr M G Carter T G Lynch

In accordance with the Articles of Association, Dr J A King, Dr H A Ennis and Dr M G Carter will be retiring by rotation at this year's Annual General

Meeting and, being eligible, will be proposed for re-election. Dr King has a service agreement with the Company terminable on twelve months notice given by either party to the other. Dr Ennis and Dr Carter have letters of appointment with the Company pursuant to which their appointment as non-executives may be terminated at the will of either party.

AD Armstrong resigned as director on 9 January 2002 and TG Lynch resigned on 13 February 2002.

Directors' interests in shares of the Company

The interests of the members of the Board of Directors at 30 September 2002 in the shares of the Company are set out below.

All such interests are beneficially owned.

% of

Ordinary Ordinary Ordinary

shares of shares shares of

10p each outstanding 10p each

30.9.02 30.9.02 30.9.01

-------------------------------------------------------------------------------

J A King 14,475,306 7.7 14,475,306

R M Boissonneault 20,792 * 20,792

R G Elliott 5,372,271 2.9 5,372,271

H A Ennis 118,879 * 105,279

M G Carter -- -- --

D Gibbons -- -- --

==========================================

*less than 1%


Changes in directors' interests since the year end

There have been no changes in the interests of directors between the year end and 6 December 2002.

Interests in share options

Details of options held by members of the Board of Directors at 30 September

2002 are set out below:




Exercise Earliest

At Granted At price exercise Expiry

1.10.01 in year 30.9.02 (pound) date date

------------------------------------------------------------------------------------------------------------------------------------


Approved Executive Share Option Scheme

(over ordinary shares)

R G Elliott 6,703 -- 6,703 4.475 5.2.02 5.2.09

======================================================================

Unapproved Executive Share Option Scheme

(over ordinary shares)

J A King 75,636 -- 75,636 4.475 5.2.02 5.2.09

38,614 -- 38,614 5.050 30.12.02 30.12.09

50,000 -- 50,000 8.225 4.12.03 4.12.10

-- 100,761 100,761 7.225 19.11.04 19.11.11

R G Elliott 56,890 -- 56,890 4.475 5.2.02 5.2.09

29,703 -- 29,703 5.050 30.12.02 30.12.09

50,000 -- 50,000 8.225 4.12.03 4.12.10

-- 157,055 157,055 7.225 19.11.04 19.11.11

======================================================================


Earliest

At Granted Exercised At Exercise exercise Expiry

1.10.01 in year in year 30.9.02 price date date

------------------------------------------------------------------------------------------------------------------------------------


Options assumed by Galen upon purchase of

Warner Chilcott (a)

R M Boissonneault 18,750 -- -- 18,750 $ 1.60 29.9.00 31.10.06

75,000 -- -- 75,000 $32.00 29.9.00 31.10.06

15,625 -- -- 15,625 $15.63 29.9.00 24.01.08

25,000 -- -- 25,000 $13.00 29.9.00 11.2.09

37,500 -- -- 37,500 $11.30 29.9.00 14.8.09

==================================================================================

2000 US option scheme (a)

R M Boissonneault 62,500 -- -- 62,500 $49.35 1.4.02 29.9.10

23,500 -- -- 23,500 $46.75 (b) 4.12.10

-- 50,000 -- 50,000 $40.75 (c) 19.11.11

==================================================================================



(a) over American Depositary Shares--four Ordinary Shares equal one American

Depositary Share.

(b) options vest quarterly over four years beginning 1 October 2000.

(c) options vest quarterly over four years beginning 1 October 2001.

No other directors have been granted share options in the shares of the

Company or other Group companies.

The market price of the Company's shares on the London Stock Exchange at the end of the financial year was (pound)3.68 (2001: (pound)6.43) and the range of market prices during the year was between (pound)2.75 and (pound)7.75 (2001:

(pound)4.95 and (pound)9.77). The market price of the Company's American

Depositary Shares on NASDAQ(R) at the end of the financial year was $22.89

(2001: $38.20) and the range of market prices during the year was between $16.54 and $45.75.

There were no contracts of significance with the Company or any of its subsidiaries subsisting during, or at the end of the financial year, in which a director of the Company was materially interested.


Directors' report for the year ended 30 September 2002

Substantial shareholdings

As at 6 December 2002 the Company had received notification of the following beneficially owned interests of 3% or more in its ordinary shares:

Number of

shares %

--------------------------------------------------------------------------------

A J McClay 16,986,469 9.0

J A King 14,475,306 7.7

Standard Life Investments 7,527,121 4.0

Elan International Services Limited 7,119,200 3.8

=====================

The Company is not directly or indirectly owned or controlled by another corporation or by a government or person. All shareholders have the same voting rights.

Share capital

Details of the movements in the Company's share capital during the year are given in note 21 to the financial statements.

During the year, in order to create a more efficient capital structure,

enhancing earnings and net asset value per share, the Company exercised the authority granted by shareholders on 19 February 2002 to make market purchases of its own shares. In total 2,050,000 shares representing 1.1% of the issued share capital were repurchased at a total cost of (pound)8,001,000 (nominal value (pound)205,000). The average price paid was (pound)3.90 per share, and costs of (pound)20,000 were incurred.

On 29 September 2000 the Company's American Depositary Shares ("ADS") were listed on NASDAQ(R) and were available in the United States through an American

Depositary Receipt program established pursuant to separate Depositary

Agreements entered into by the Company and The Bank of New York, as depositary.

One ADS represents four ordinary shares. The total number of ADSs outstanding on

30 September 2002 was 4,146,928.

Corporate social responsibility policy

Galen is committed to the development, marketing and manufacturing of pharmaceutical products. We recognise that our business activities have an influence on the environmental and social spheres as well as the economic, and we accept that we have a duty to carry out these business activities in a socially responsible manner.

Our current initiatives promote an effective socially responsible approach. The practices, set out below, establish how we will continue to fulfill our duty in the future. We will:

o meet or exceed legal requirements or regulations and we will aim to satisfy international agreements, where these are relevant to our business;

o create a culture where all our staff will be informed of their individual responsibility, and will be encouraged to consider social, environmental and ethical issues as an everyday part of their role;

o create a culture where social considerations are integrated into all activities across the business;

o conduct business as a responsible corporate member of society committed to continual improvement in all aspects of our performance;

o provide a safe and healthy work environment for all our employees, where we can work to eliminate all injuries and incidents;

o economise on the use of natural resources and work to minimise the impact on the environment;

o provide information on our policies and communicate openly with all interested parties;

o ensure managers shall have processes for consulting with employees on social responsibility matters in order to encourage their involvement and commitment and to provide them with information;

o select key suppliers after considering their approach to their social responsibilities, to ensure that competent partners are selected who comply with all appropriate legislation or regulations;

o ensure that no applicant or employee either directly or indirectly is subjected to unlawful discrimination or harassment on account of or based on their religious beliefs, political opinion, sex, disability, marital status, age, race, colour, national origin or veteran status; and that no applicant or employee is placed at a disadvantage by requirements or conditions which cannot be shown to be relevant to performance. Our policy is to give full and fair consideration to disabled workers for those vacancies that they are able to fill. All necessary assistance with initial training courses is given. Arrangements are made, whenever possible, for retraining employees who become disabled, to enable them to perform work identified as appropriate to their aptitudes and abilities.


Employee involvement

Group policy is to consult and discuss with employees those matters likely to affect employees' interests. Employee share schemes have been introduced as a means of further encouraging the involvement of employees in the Group's performance.

Political and charitable contributions

The Group made charitable donations amounting to (pound)22,000 (2001:

(pound)27,019) during the year. No donations for political purposes were made during the year.

Creditor payment policy

In general, the Group agrees payment terms with each supplier at the start of business with that supplier and seeks to abide by those terms whenever it is satisfied that the supplier has provided the goods or services in accordance with the agreed terms and conditions. It does not have a standard or code which deals specifically with the payment of suppliers.

The Group's average creditor payment period at 30 September 2002 was 83 days (2001: 74 days).

Auditors

The auditors, PricewaterhouseCoopers, have indicated their willingness to continue in office, and a resolution concerning their re-appointment will be proposed at this year's Annual General Meeting.

Annual General Meeting

The Annual General Meeting of the Company will be held on 18 February 2003 at

10.00 am at Malone House, Barnett Demesne, Belfast.

Your directors consider that there may be occasions when it might be desirable to reduce the issued ordinary share capital of the Company by purchases in the market and accordingly, a special resolution will be proposed at the Annual General Meeting as special business to authorise the Company to make purchases of up to a maximum in aggregate of 27,983,357 Ordinary Shares of

10p each in the capital or, if less, 14.9% of its issued ordinary share capital at the date of Annual General Meeting. The Directors would only exercise the power to effect the purchase by the Company of its own shares at price levels and in circumstances which they consider to be in the interests of the shareholders, after taking into account the Group's overall financial position,

and which, in particular would lead to a beneficial impact on the earnings per share of the Company. In any event, no purchase will be made which would effectively alter the control of the Company without the prior approval of the shareholders in general meeting.

By order of the Board

Anthony D Bruno

Secretary

Craigavon

6 December 2002


Report of the remuneration committee

The Remuneration Committee was comprised of the following directors during the year:

D Gibbons (Chairman of the Committee) Dr H A Ennis Dr M G Carter

Role of the Committee

The primary function of the Committee is to determine remuneration and other terms of employment for the executive directors and senior employees, having regard to performance. The Committee has given full consideration to those principles and provisions of the Combined Code which relate to directors'

remuneration.

The Committee has sought independent external advice on the setting of executive remuneration.

In setting remuneration policy the Committee considers a number of factors including:

(a) the basic salaries and benefits available to executive directors of comparable companies;

(b) the need to attract and retain directors of an appropriate calibre;

(c) the need to ensure executive directors' commitment to the continued

success of the Group by means of incentive schemes.

Remuneration policy for executive directors

Remuneration policy for executive directors is to:

(a) have regard to the directors' experience and the nature and complexity of their work in order to pay a competitive salary that attracts and retains management of the highest quality;

(b) link individual remuneration packages to the Group's performance;

(c) provide a competitive package of employment related benefits.

Salaries and benefits

The Remuneration Committee meets at least once a year in order to consider and set the annual salaries for executive directors, having regard to personal performance and independently compiled salary survey information.

Long-term benefits

The Committee considers that share ownership by directors and employees strengthens the link between their personal interests and those of shareholders.

This is achieved through the operation of the following share schemes:

(i) The Galen Approved Executive Share Option Scheme and the Galen Unapproved

Executive Share Option Scheme Options under these schemes are granted on the recommendation of the Remuneration Committee. Options may be granted over unissued shares or shares held in a trust. Options granted will be subject to such objective performance conditions as the Committee sees fit and which must be fulfilled before the options can be exercised.

(ii) The Galen Savings Related Share Option Scheme This scheme is open to all

UK employees who have been with the Group for at least one year. The directors have discretion to include other employees. Options may be granted over unissued shares or shares held in a trust. All options must be linked to a contractual savings scheme with a savings institution nominated by the directors and approved by the Inland Revenue.

(iii) The Galen 2000 US Option Scheme Under this scheme both incentive stock options and non-qualified stock options may be granted to eligible employees of the Group's US subsidiaries at the discretion of the

Remuneration Committee.


The Galen Employee Benefit Trust

The Employee Trust was established by deed dated 10 June 1997 between Dr McClay and Galen Trustees Limited, and on 27 June 1997 Dr McClay gifted the equivalent of 5,000,262 ordinary shares to the Trust. Dr McClay cannot be a beneficiary of the Trust. Its purpose is to facilitate and encourage the ownership of shares by or for the benefit of eligible employees including directors. The Trustees may consider any recommendations made to them by the Remuneration Committee on behalf of the Board.

Remuneration of non-executive directors

The remuneration of non-executive directors is determined by the Board.

Directors' detailed emoluments

Details of individual directors' remuneration are set out in note 11 to the

Group financial statements.

Non-executive directorships

The Remuneration Committee believes that the Company can benefit from executive directors accepting appointments as non-executives and, as a consequence, allows them to hold limited appointments as non-executive directors. Any fees related to such employment may be retained by the director concerned at the discretion of the Remuneration Committee.

Pensions

Dr King and Mr Elliott are currently members of defined contribution schemes operated by the Group. Mr Boissonneault participates in the Warner Chilcott

401(k) Savings Plan.

Contracts of service

All of the executive directors have contracts of service which can be terminated by either party with a notice period of twelve months. The contract of service with Mr. Boissonneault further provides that should the contract be terminated pursuant to a change of control (as defined in the contract) the severance payment due to Mr. Boissonneault will be equal to his base salary, target bonus and benefits for a period of eighteen months. The appointment terms of the non-executive directors are at the will of the parties, but are envisaged to last for three years, following which they are reviewed annually. The Committee will, where it considers it to be appropriate, apply the principle of mitigation to any compensation payable on the termination of service contracts.

On behalf of the Board

D Gibbons

Chairman, Remuneration Committee

6 December 2002


Statement on corporate governance

The Board of Directors believes that the business of the Group should be conducted according to the highest legal and ethical standards, and is committed to a system of sound corporate governance. The Board has applied all the

Principles of Good Governance set out in the Combined Code and considers that all of the provisions of the Code of Best Practice have been complied with during the year.

The following paragraphs, together with the Report of the Remuneration

Committee on pages 20 to 21, demonstrate how the principles of the Combined Code have been applied.

The Board

The Board currently comprises three executive directors and three independent non-executive directors. The Board meets regularly to review Group strategy and trading performance, assess the adequacy of funding and formulate policy on key issues. It has a schedule of matters reserved to it for decision. The Board is supplied with timely and relevant information to enable it to properly discharge its duties.

Dr Ennis is the senior independent non-executive director.

Board committees

An Audit Committee and a Remuneration Committee have operated throughout the year. The Audit Committee at present consists of the Group's three independent non-executive directors: Dr Ennis, Mr. Gibbons and Dr Carter. The Audit

Committee, which is chaired by Dr Ennis, meets at least four times a year and assists the Board in ensuring that the Group's published financial statements give a true and fair view and in ensuring that reliable internal financial information is available for decision making. It also reviews the suitability and effectiveness of the Group's internal controls.

The Audit Committee reviews the findings of the external auditors and reviews key accounting policies and judgments. It is also responsible for the appointment of the Group Internal Auditor and recommends to the Board the appointment of the external auditors and the level of their audit and non-audit remuneration. The Audit Committee reviews the scope and results of each audit and its cost effectiveness. It also monitors the objectivity and independence of the auditors. The Committee monitors the nature and extent of non-audit services and seeks to maintain objectivity and value for money. The Committee has written terms of reference.

The Remuneration Committee consists of the three non-executive directors and is chaired by Mr. Gibbons. The Committee meets at least once a year. The report of the Remuneration Committee is set out on pages 20 to 21.

The Board, as a whole, functions as a Nomination Committee under the chairmanship of Dr Ennis.

Internal controls

The Board is responsible for the Group's system of internal controls. It should be recognised that such a system can provide only reasonable and not absolute assurance against material misstatement or loss. The key features of the systems, which have been established, are set out below.

Control environment

The Group's control environment is the responsibility of its directors and managers at all levels. The Group's organisational structure has clear lines of responsibility, and operating and financial responsibility for subsidiary companies is delegated to subsidiary boards.

Information systems and financial reporting

The Group operates a comprehensive budgeting and reporting system that, as a matter of routine, compares actual out-turn to budget. Management accounts are compiled on a monthly basis, and variances from plan are investigated and revisions to forecasts made. Cash flow budgets and forecasts are prepared on a regular basis to ensure that the Group has adequate funds and resources for the fore seeable future. The Audit Committee reviews all financial statements to be published externally to ensure they provide a meaningful appraisal of the

Group's performance and financial position.

Main control procedures

Divisional management establishes control procedures in response to any key risks identified and reports whether its key controls have functioned effectively. Standard financial control procedures operate throughout the Group to ensure the integrity of its financial statements, and the Board has established clearly defined procedures for the authorisation of capital expenditure.


Monitoring system used by the Board

The Board reviews and approves budgets and monitors the Group's performance against those budgets monthly. Variances from the expected outcome are investigated and where lapses in internal control are detected, these are rectified. The Group's cash flow is also monitored monthly compared to forecast.

The Board reviews the effectiveness of internal controls on an ongoing basis. The Group Internal Auditor examines the internal control systems within each operating unit and reports to the Audit Committee on a regular basis.

The Board has an established process for identifying, evaluating and managing the significant risks that it faces. The process accords with the guidance on internal control issued by the Turnbull Committee in 1999.

The key risks are identified and are considered by the Board on a regular basis. These discussions cover the nature of each risk, the potential impact of each risk on operations and the action taken to reduce/eliminate each risk. On an ongoing basis, key areas are discussed and a summary of findings is reported to the Board.

Shareholder relations

Regular contact is maintained with major institutional shareholders. All shareholders are welcome to attend the AGM and the Board encourages the participation of private investors.

Statement on going concern

After making appropriate enquiries, the directors have a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the Group's financial statements.

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the

Company and the Group and of the profit or loss of the Group for that period. In preparing those financial statements, the directors are required to:

o select suitable accounting policies and then apply them consistently;

o make judgements and estimates that are reasonable and prudent;

o state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;

o prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group and the Company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the

Group and the Company and to enable them to ensure that the financial statements comply with the Companies (Northern Ireland) Order 1986. They are also responsible for safeguarding the assets of the Group and the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The financial statements for the year ended 30 September 2002 are included in the Annual Report 2002, which is published by the Company in hard-copy printed form and on the Company's website on the internet. The Directors are responsible for the maintenance and integrity of the Annual Report on the website in accordance with UK legislation governing the preparation and dissemination of financial statements. Access to the website is available from outside the UK, where comparable legislation may be different.

On behalf of the Board

Anthony D Bruno

Secretary

Craigavon

6 December 2002


Independent auditors' report to the members of Galen Holdings PLC

We have audited the financial statements which comprise the profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses, and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable Northern Ireland law and

United Kingdom accounting standards are set out in the statement of directors'

responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial

Services Authority. This opinion has been prepared for and only for the

Company's members in accordance with Article 243 of the Companies (Northern

Ireland) Order 1986 and for no other purposes. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies

(Northern Ireland) Order 1986. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the

Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises the financial highlights, the directors' report, the letter to shareholders, the operational review, the report of the remuneration committee and the statements on corporate governance, going concern, and directors'

responsibilities.

We review whether the corporate governance statement reflects the

Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the

Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the

Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 30 September 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies (Northern Ireland) Order 1986.

PricewaterhouseCoopers

Chartered Accountants and Registered Auditors

Belfast

6 December 2002


Consolidated profit and loss account




2000

2002 2001 (restated)

for the year ended 30 September 2002 Notes (pound)'000 (pound)'000 (pound)'000 (pound)'000 (pound)'000 (pound)'000

------------------------------------------------------------------------------------------------------------------------------------


Turnover 2

--Continuing operations 160,028 127,413 44,397

--Discontinued operations 41,534 201,562 55,270 182,683 41,623 86,020

------------------------------------------------------------------------

Cost of sales 2 61,250 64,187 44,222

------------------------------------------------------------------------

Gross profit 2 140,312 118,496 41,798

Net operating expenses 3 97,128 88,157 23,054

------------------------------------------------------------------------

Operating profit before exceptional items and

amortisation of goodwill and intangibles 70,589 54,941 24,123

Exceptional items 3 -- -- (3,311)

Goodwill and intangibles amortisation (27,405) (24,602) (2,068)

------------------------------------------------------------------------

Operating profit

--Continuing operations 37,439 20,414 6,167

--Discontinued operations 5,745 43,184 9,925 30,339 12,577 18,744

------------------------------------------------------------------------

Gain on sale of discontinued operations 26 71,388 -- --

------------------------------------------------------------------------

Investment income 4 7,327 4,455 2,089

------------------------------------------------------------------------

Profit on ordinary activities before

interest payable 121,899 34,794 20,833

Interest payable and similar charges 5 20,808 17,848 1,760

------------------------------------------------------------------------

Profit on ordinary activities before taxation 6 101,091 16,946 19,073

Tax on profit on ordinary activities 7 9,049 3,594 5,297

------------------------------------------------------------------------

Profit on ordinary activities after taxation 92,042 13,352 13,776

Minority interests 23 32 122 89

------------------------------------------------------------------------

Profit for the financial year 8 92,010 13,230 13,687

Dividends 9 5,518 4,413 3,036

------------------------------------------------------------------------

Retained profit for the financial year 22 86,492 8,817 10,651

========================================================================

Earnings per share 10 49.7p 8.2p 11.3p

Adjusted earnings per share 10 32.2p 23.4p 15.0p

Diluted earnings per share 10 49.4p 8.1p 11.2p

Adjusted diluted earnings per share 10 32.0p 23.0p 14.9p

========================================================================



There is no difference between the profit on ordinary activities before taxation and the profit for the year stated above and their historical cost equivalents.


Reconciliation of movements in shareholders' funds




2001 2000

2002 (restated) (restated)

for the year ended 30 September 2002 (pound)'000 (pound)'000 (pound)'000

------------------------------------------------------------------------------------------------------------------------------------


Opening shareholders' funds 604,630 408,058 66,232

Share issues including premium (net of costs) 2,828 188,261 330,222

Purchase of own shares (8,001) -- --

Profit for the financial year 92,010 13,230 13,687

Dividends (5,518) (4,413) (3,036)

Translation differences on foreign currency net investments (13,990) (506) 953

------------------------------------------------

Closing shareholders' funds 671,959 604,630 408,058

================================================



Consolidated statement of total recognised gains and losses




2000

2002 2001 (restated)

Notes (pound)'000 (pound)'000 (pound)'000

------------------------------------------------------------------------------------------------------------------------------------


Profit for the financial year 92,010 13,230 13,687

Translation differences on foreign currency net investments (13,990) (506) 953

------------------------------------------------

Total recognised gains and losses relating to the year 78,020 12,724 14,640

------------------------------------------------

Prior year adjustment 22 (2,488)

------------------------------------------------

Total gains recognised since last annual report 75,532

================================================



Cumulative foreign currency translation differences




(pound)'000

------------------------------------------------------------------------------------------------------------------------------------


At 1 October 1998 14

Difference arising in the year (168)

-------

At 1 October 1999 (154)

Difference arising in the year 953

-------

At 1 October 2000 799

Difference arising in the year (506)

-------

At 1 October 2001 293

Difference arising in the year (13,990)

-------

At 30 September 2002 (13,697)

=======




Consolidated balance sheet




2001

2002 (restated)

at 30 September 2002 Notes (pound)'000 (pound)'000

---------------------------------------------------------------------------------------------------------------------------------


Fixed assets

Intangible assets 12 480,457 510,742

Tangible assets 13 38,631 89,180

------------------------

519,088 599,922

------------------------

Current assets

Stocks 15 17,082 16,563

Debtors 16 23,658 35,961

Cash at bank and in hand 198,751 222,002

------------------------

239,491 274,526

Creditors: amounts falling due within one year 17 48,172 62,324

------------------------

Net current assets 191,319 212,202

------------------------

Total assets less current liabilities 710,407 812,124

Creditors: amounts falling due after more than one year 18 32,353 193,144

Provisions for liabilities and charges 19 2,165 8,372

Deferred income 20 3,930 5,736

------------------------

Net assets 671,959 604,872

========================

Capital and reserves

Called up share capital 21 18,781 18,931

Share premium account 22 243,031 240,258

Capital redemption reserve 22 205 --

Merger reserve 22 290,685 290,685

Profit and loss account 22 119,257 54,756

------------------------

Equity shareholders' funds 671,959 604,630

Minority interests--equity 23 -- 242

------------------------

671,959 604,872

========================



The financial statements on pages 25 to 62 were approved by the board on 6

December 2002 and were signed on its behalf by:

R G Elliott

J A King

Directors


Company balance sheet




2002 2001

at 30 September 2002 Notes (pound)'000 (pound)'000

------------------------------------------------------------------------------------------------------------------------------------


Fixed assets

Investments 14 341,500 308,996

----------------------------

Current assets

Debtors 16 161,659 84,905

Cash at bank and in hand 180,168 169,342

----------------------------

341,827 254,247

Creditors: amounts falling due within one year 17 9,145 7,554

----------------------------

Net current assets 332,682 246,693

----------------------------

Net assets 674,182 555,689

============================

Capital and reserves

Called up share capital 21 18,781 18,931

Share premium account 22 243,031 240,258

Capital redemption reserve 22 205 --

Merger reserve 22 290,685 290,685

Profit and loss account 22 121,480 5,815

----------------------------

Equity shareholders' funds 674,182 555,689

============================



The financial statements on pages 25 to 62 were approved by the board on 6

December 2002 and were signed on its behalf by:

R G Elliott

J A King

Directors


Consolidated cash flow statement




2002 2001 2000

for the year ended 30 September 2002 Notes (pound)'000 (pound)'000 (pound)'000

------------------------------------------------------------------------------------------------------------------------------------


Net cash inflow from operating activities 24 63,292 53,855 16,659

-------------------------------------------

Returns on investments and servicing of finance

Interest paid (23,770) (17,794) (1,458)

Interest paid on hire purchase agreements (53) (54) (43)

Interest received 7,325 4,455 1,642

-------------------------------------------

(16,498) (13,393) 141

-------------------------------------------

Taxation

United Kingdom corporation tax paid (2,439) (473) (3,242)

Overseas tax paid (2,054) (642) --

-------------------------------------------

(4,493) (1,115) (3,242)

-------------------------------------------

Capital expenditure

Purchase of tangible fixed assets (11,572) (16,225) (15,454)

Sale of tangible fixed assets -- 250 33

Purchase of intangible fixed assets (29,593) (70,211) (1,984)

Government grants received 1,464 454 1,695

-------------------------------------------

(39,701) (85,732) (15,710)

-------------------------------------------

Acquisitions and disposals

Sale of businesses 156,308 -- --

Purchase of subsidiary undertakings (including costs of acquisition and deferred consideration payments) (6,175) (16,098) (15,063)

Net funds acquired with subsidiary undertakings -- -- 474

-------------------------------------------

150,133 (16,098) (14,589)

-------------------------------------------

Equity dividends paid (5,045) (3,464) (2,278)

-------------------------------------------

Net cash flow before management of liquid resources and financing 147,688 (65,947) (19,019)

-------------------------------------------

Management of liquid resources

Decrease/(increase) in short-term deposits 18,641 (161,000) (24,500)

-------------------------------------------

Financing

Issue of ordinary share capital (net of expenses) 167 188,261 36,367

Purchase of own shares (8,001) -- --

Loans notes repaid (76,277) (27,323) --

Loans (repaid)/obtained (net) (89,486) 49,751 13,476

Principal repayment under hire purchase agreements (372) (400) (329)

-------------------------------------------

(173,969) 210,289 49,514

-------------------------------------------

(Decrease)/increase in cash in the year 25 (7,640) (16,658) 5,995

===========================================




Notes to the financial statements for the year ended 30 September 2002

1 Accounting policies

These financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards. The significant accounting policies adopted are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and each of its subsidiaries for the year ended 30 September 2002.

The results of subsidiaries sold or acquired are included in the consolidated profit and loss account up to, or from, the date control passes. Intra-Group transactions are eliminated fully on consolidation.

Goodwill

Goodwill arising on consolidation, representing the excess of the fair value of the purchase consideration over the fair value of the identifiable net assets acquired, is accounted for as an asset and amortised over its useful economic life. This has been assessed as 5 to 20 years in relation to goodwill arising on the individual acquisitions.

Turnover

Turnover represents the invoiced value of goods and services supplied by the

Group exclusive of VAT, and is net of sales returns, trade discounts and rebates. Revenue is recognised upon shipment of products, which is when title to the product is transferred to the customer, or upon the completion of services for the customer.

Stocks

Stock are valued at the lower of cost and net realisable value. Cost is determined on a first in, first out basis and includes transport and handling costs. In the case of manufactured products, costs includes all direct expenditure and overheads, based on the normal level of activity. Where necessary, provision is made for obsolete, slow moving and defective stocks.

Research and development

Expenditure on research and development is written off in the year in which it is incurred.

Intangible assets

Product licences and rights acquired are capitalised and amortised over their estimated useful economic lives, not exceeding 20 years.

Deferred taxation

The Company has adopted FRS 19 "Deferred taxation" in these financial statements. Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Company's taxable profit and its results as stated in the financial statements. Deferred tax assets and liabilities recognised have not been discounted.

The cumulative impact of FRS 19 relating to previous years has been recognised in the financial statements as a prior year adjustment and the comparative figures have been restated. The effect of the change in accounting policy was to increase tax on profit on ordinary activities by (pound)Nil (2001:

(pound)Nil, 2000: (pound)598,000) and to decrease profit for the financial year by the same amounts.


1 Accounting policies (continued)

Pension costs

Retirement benefits are provided for employees by a defined contribution pension scheme whereby the assets of the scheme are held separately from those of the

Group in an independently administered scheme. Contributions are charged against profits as they become due.

Revenue grants

Revenue grants relating to research and development expenditure and employment grants are credited to profit and loss account as a reduction of net operating expenses in the period in which the related expenditure is incurred.

Capital grants

Capital grants are treated as deferred income and then credited to revenue over the expected useful lives of the related assets.

Tangible fixed assets

The cost of tangible fixed assets is their purchase cost together with any incidental expenses of acquisition.

No depreciation is charged on land. For all other tangible assets,

depreciation is calculated on a straight line basis to write off the cost over their useful lives. The rates used are:

Buildings 2%

Plant and machinery 10%

Motor vehicles 25%

Fixtures and fittings 10%-20%

Hire purchase and finance leases

Assets acquired under hire purchase contracts and finance lease agreements are recorded in the balance sheet as tangible fixed assets and depreciated over the shorter of their estimated useful lives and hire term. Future instalments under such contracts, net of finance charges, are included within creditors. Rentals payable are apportioned between the finance element, which is charged to the profit and loss account as interest, and the capital element, which reduces the outstanding obligations for future instalments.

Operating leases

Costs in respect of operating leases are charged on a straight line basis over the lease term.

Financial instruments

The Group did not have derivative financial instruments at any time during the financial year; the disclosure is limited therefore to primary financial instruments.

Foreign currencies

Assets, liabilities, revenues and costs denominated in foreign currencies are recorded at the rate of exchange ruling at the date of the transactions and monetary assets and liabilities at the balance sheet date are translated at the year end rate of exchange. All exchange differences thus arising are reported as part of the results for the year. The results of overseas subsidiaries are translated at the average exchange rate ruling during the year with the difference between average and year end rates being taken to reserves.

Differences on exchange arising from the retranslation of the opening net investment in subsidiary companies and relevant foreign currency loans are taken to reserves.


Notes to the financial statements for the year ended 30 September 2002

2 Segmental analysis

Geographical analysis of the Group's turnover:




2002 2001 2000

Sales by destination (pound)'000 (pound)'000 (pound)'000

-----------------------------------------------------------------------------------------------------------------------------------


United Kingdom 27,505 33,757 41,863

United States 155,090 128,077 30,630

Rest of the World 18,967 20,849 13,527

-----------------------------------------

201,562 182,683 86,020

=========================================


2002 2001 2000

Sales by origin (pound)'000 (pound)'000 (pound)'000

-----------------------------------------------------------------------------------------------------------------------------------


United Kingdom 58,771 69,956 63,907

United States 141,636 110,230 21,130

Rest of the World 1,155 2,497 983

-----------------------------------------

201,562 182,683 86,020

=========================================



Geographical analysis of profit before taxation, by territory of origin:




2002 2001 2000

(pound)'000 (pound)'000 (pound)'000

-----------------------------------------------------------------------------------------------------------------------------------


United Kingdom 81,624 7,197 16,291

United States 31,615 21,965 4,541

Rest of the World 8,660 5,632 1

-----------------------------------------

Profit before interest 121,899 34,794 20,833

Interest payable (20,808) (17,848) (1,760)

-----------------------------------------

Profit before taxation 101,091 16,946 19,073

=========================================



Geographical analysis of net assets:




2001

2002 (restated)

(pound)'000 (pound)'000

-----------------------------------------------------------------------------------------------------------------------------------


United Kingdom 339,723 295,081

United States 317,134 304,570

Rest of the World 15,102 5,221

-------------------------

Net operating assets 671,959 604,872

=========================



Geographical analysis of total assets:




2002 2001

(pound)'000 (pound)'000

-----------------------------------------------------------------------------------------------------------------------------------


United Kingdom 233,092 318,336

United States 417,349 475,702

Rest of the World 108,138 80,410

-------------------------

Total assets 758,579 874,448

=========================




2 Segmental analysis (continued)

For internal financial reporting purposes, operating results are analysed into two segments, pharmaceutical products and pharmaceutical services.

Pharmaceutical products comprise prescription and sterile products businesses.

Pharmaceutical services comprise the clinical trials services and chemical synthesis services businesses. Details of the businesses are summarised as follows.

Pharmaceutical Products

The pharmaceutical products business develops, manufactures, supplies and markets prescription medicines to healthcare professionals in several key therapeutic areas. It also manufactures and supplies intravenous and other sterile solutions, primarily for human use. Research and development is focused on the development of proprietary drug delivery applications and technologies for commercialisation in the US.

Pharmaceutical Services

Clinical Trial Services designed, manufactured and compiled patient packs for use in clinical trials, which were then distributed worldwide from its facilities in Craigavon and Pennsylvania. Interactive Clinical Technologies Inc

(ICTI) provided interactive voice response systems for clinical trial management from its bases in Yardley (Pennsylvania), San Francisco and Maidenhead (United

Kingdom).

Chemical Synthesis Services included SynGal, which operated a chemical synthesis service to pilot plant scale for the pharmaceutical and related chemicals industry, and QuChem Limited, which offered a complementary service by providing laboratory scale research.

The whole of the pharmaceutical services segment was disposed of during the year.

Analysis of the Group's turnover by class of business:




2002 2001 2000

(pound)'000 (pound)'000 (pound)'000

-----------------------------------------------------------------------------------------------------------------------------


Pharmaceutical products 160,028 127,413 44,397

Pharmaceutical services--discontinued 41,534 55,270 41,623

--------------------------------------------

201,562 182,683 86,020

============================================



Analysis of the Group's profit before taxation by class of business:




Pharmaceutical

Pharmaceutical Services

Products (discontinued) Total

Year to 30 September 2002 (pound)'000 (pound)'000 (pound)'000

-----------------------------------------------------------------------------------------------------------------------------


Turnover 160,028 41,534 201,562

Cost of sales (36,602) (24,648) (61,250)

---------------------------------------------------

Gross profit 123,426 16,886 140,312

Net operating expenses (85,987) (11,141) (97,128)

---------------------------------------------------

Operating profit 37,439 5,745 43,184

Gain on sale of discontinued businesses 71,388

Investment income 7,327

-------

Profit before interest 121,899

Interest payable (20,808)

-------

Profit before taxation 101,091

=======




Notes to the financial statements for the year ended 30 September 2002

2 Segmental analysis (continued)




Pharmaceutical

Pharmaceutical Services

Products (discontinued) Total

Year to 30 September 2001 (pound)'000 (pound)'000 (pound)'000

------------------------------------------------------------------------------------------------------------------------


Turnover 127,413 55,270 182,683

Cost of sales (31,844) (32,343) (64,187)

--------------------------------------------------------

Gross profit 95,569 22,927 118,496

Net operating expenses (75,155) (13,002) (88,157)

--------------------------------------------------------

Operating profit 20,414 9,925 30,339

Investment income 4,455

--------

Profit before interest 34,794

Interest payable (17,848)

--------

Profit before taxation 16,946

========


Pharmaceutical

Pharmaceutical Services

Products (discontinued) Total

Year to 30 September 2000 (pound)'000 (pound)'000 (pound)'000

-------------------------------------------------------------------------------------------------------------------------


Turnover 44,397 41,623 86,020

Cost of sales (23,592) (20,630) (44,222)

--------------------------------------------------------

Gross profit 20,805 20,993 41,798

Net operating expenses (14,638) (8,416) (23,054)

--------------------------------------------------------

Operating profit 6,167 12,577 18,744

Investment income 2,089

--------

Profit before interest 20,833

Interest payable (1,760)

--------

Profit before taxation 19,073

========



Exceptional items totalling (pound)3,311,000 in 2000 are included under net operating expenses in the Pharmaceutical Products column.

Analysis of the Group's net assets by class of business:




2002 2001

(pound)'000 (pound)'000

------------------------------------------------------------------------------------------------------------------------


Pharmaceutical products 671,959 577,271

Pharmaceutical services--discontinued -- 27,601

---------------------------

671,959 604,872

===========================



Analysis of the Group's total assets by class of business:




2002 2001

(pound)'000 (pound)'000

------------------------------------------------------------------------------------------------------------------------


Pharmaceutical products 758,579 782,977

Pharmaceutical services--discontinued -- 91,471

---------------------------

758,579 874,448

===========================




2 Segmental analysis (continued)

Reliance on major customers (10% or more of revenue)

In the year ended 30 September 2002 11% of consolidated turnover was derived from one customer. In the years ended 30 September 2001 and 30 September 2000 no single customer exceeded 10% of consolidated revenue.

Reliance on major products

Sales of the pharmaceutical products, Ovcon(R), Doryx(R) and Estrace(R) cream in the year ended 30 September 2002 represented 16%, 15% and 13% of consolidated turnover respectively.

Sales of Ovcon(R) and Estrace(R) cream in the year ended 30 September 2001 represented 15% and 11% of consolidated turnover respectively. These products were acquired on the purchase of Warner Chilcott on 29 September 2000. In the year ended 30 September 2000, the single pharmaceutical product Kapake(R)

represented 12% of consolidated turnover.

3 Net operating expenses




Continuing Discontinued Continuing Discontinued

operations operations 2002 operations operations

(pound)'000 (pound)'000 (pound)'000 (pound)'000 (pound)'000

----------------------------------------------------------------------------------------------------


Distribution costs 39,463 4,161 43,624 32,701 4,070

--------------------------------------------------------------------

Administrative expenses

before exceptional items

and goodwill and

intangibles amortisation 21,097 5,858 26,955 19,588 7,398

Exceptional group

integration costs -- -- -- -- --

Goodwill and intangibles

amortisation 26,269 1,136 27,405 23,024 1,578

--------------------------------------------------------------------

Total administrative expenses 47,366 6,994 54,360 42,612 8,976

--------------------------------------------------------------------

Other operating income (842) (14) (856) (158) (44)

--------------------------------------------------------------------

Net operating expenses 85,987 11,141 97,128 75,155 13,002

====================================================================


Continuing Discontinued

2001 operations operations 2000

(pound)'000 (pound)'000 (pound)'000 (pound)'000

----------------------------------------------------------------------------------------------------


Distribution costs 36,771 5,457 2,552 8,009

-----------------------------------------------------------------

Administrative expenses

before exceptional items

and goodwill and

intangibles amortisation 26,986 5,558 5,200 10,758

Exceptional group

integration costs -- 3,311 -- 3,311

Goodwill and intangibles

amortisation 24,602 1,087 981 2,068

-----------------------------------------------------------------

Total administrative expenses 51,588 9,956 6,181 16,137

-----------------------------------------------------------------

Other operating income (202) (775) (317) (1,092)

-----------------------------------------------------------------

Net operating expenses 88,157 14,638 8,416 23,054

=================================================================



Group integration costs in 2000 related to employment and other contract termination costs associated with the acquisitions in that year.

4 Investment income




2002 2001 2000

(pound)'000 (pound)'000 (pound)'000

--------------------------------------------------------------------------------------------------


Interest on bank deposits 7,327 4,455 2,089

===========================================



5 Interest payable and similar charges




2002 2001 2000

(pound)'000 (pound)'000 (pound)'000

--------------------------------------------------------------------------------------------------


On bank loans and overdrafts 11,879 17,794 1,717

On hire purchase agreements 53 54 43

Exceptional costs of loan notes redemption 8,876 -- --

-------------------------------------------

20,808 17,848 1,760

===========================================




Notes to the financial statements for the year ended 30 September 2002

6 Profit on ordinary activities before taxation




2002 2001 2000

(pound)'000 (pound)'000 (pound)'000

-----------------------------------------------------------------------------------------------------------------------------------


Profit on ordinary activities before taxation is stated after charging:

Staff costs (note 11) 49,996 48,726 24,600

Amortisation--goodwill 15,774 16,216 1,999

--intangibles 11,631 8,386 69

Depreciation of tangible fixed assets

--owned assets 5,770 5,970 4,214

--under hire purchase contracts 167 166 138

Research and development expenditure 13,914 9,245 8,029

Auditors' remuneration

--audit services (parent(pound)10,000 in each year) 170 140 98

--non-audit services 148 149 54

Hire of plant and machinery--operating leases 507 479 422

Other operating lease rentals 615 754 181

====================================

And after crediting:

Amortisation of government capital grants 1,067 1,388 1,295

Revenue grants 70 202 1,092

====================================



Auditors' remuneration for non-audit services in 2002 and 2001 relates to quarterly accounts reviews, taxation services and grants audits. The 2000 amount related to taxation services and grants audits. The auditors also received remuneration during 2002 in relation to subsidiary disposals (comprising taxation advice and non-statutory completion audits) totalling (pound)243,000 which was not charged to profit and loss account. The auditors received remuneration during 2001 for acquisition and share issue related services totalling (pound)412,000 (2000: (pound)499,000), which was not charged to profit and loss account. No consulting services were provided by the auditors in any of the above years.

7 Tax on profit on ordinary activities




2002 2001 2000

Taxation on the profit for the year (pound)'000 (pound)'000 (pound)'000

-----------------------------------------------------------------------------------------------------------------------------------


Current tax

UK corporation tax at 30% 7,219 650 3,912

UK corporation tax--adjustment to previous years (241) (772) (3,151)

Overseas tax 2,242 1,043 715

------------------------------------

Total current tax 9,220 921 1,476

------------------------------------

Deferred tax

UK corporation tax at 30% (257) 1,598 618

UK corporation tax--adjustment to previous years 8 888 2,968

Overseas tax 78 187 235

------------------------------------

Total deferred tax (171) 2,673 3,821

------------------------------------

Tax on profit on ordinary activities 9,049 3,594 5,297

====================================




7 Tax on profit on ordinary activities (continued)

The current tax charge for the year is lower than the standard rate of corporation tax in the UK of 30%. The differences are explained below:




2002 2001 2000

(pound)'000 (pound)'000 (pound)'000

-----------------------------------------------------------------------------------------------------------------------------------


Profit on ordinary activities before taxation 101,091 16,946 19,073

-------------------------------------

Tax charge at the UK statutory rate of 30% 30,327 5,084 5,721

Non-taxable disposals (19,616) -- --

Losses not previously recognised and share option deductions in US (4,920) (4,716) --

Non-taxable grant transfers (320) (416) (389)

Amortisation of goodwill and intangible fixed assets not allowable 6,189 4,733 326

Net effect of lower rates and eligible costs in overseas tax jurisdictions (2,506) (1,353) --

Adjustment to previous years (241) (772) (3,151)

Accelerated capital allowances and other timing differences 179 (1,785) (853)

Other 128 146 (178)

-------------------------------------

Current tax charge 9,220 921 1,476

=====================================



Taxation in relation to the gain on disposal of discontinued operations amounted to (pound)2,700,000. The factors that may affect the Group's future tax charges are detailed at note 19.

8 Profit for the financial year

As permitted by the Companies (Northern Ireland) Order 1986 the parent company's profit and loss account has not been included in these financial statements. The parent company's profit for the financial year was (pound)135,620,000 (2001:

(pound)4,988,000, 2000: (pound)4,061,000).

9 Dividends




2002 2001 2000

(pound)'000 (pound)'000 (pound)'000

-----------------------------------------------------------------------------------------------------------------------------------


Interim paid of 1p per share (2001: 0.83p, 2000: 0.69p) 1,902 1,351 878

Final proposed of 2p per share (2001: 1.66p, 2000: 1.38p) 3,662 3,143 2,194

Adjustment to previous period 94 36 66

-----------------------------------

Total ordinary dividends on equity shares 5,658 4,530 3,138

Less amount relating to shares held by the Galen Employee Benefit Trust (140) (117) (102)

-----------------------------------

5,518 4,413 3,036

===================================



10 Earnings per share

Earnings per ordinary share is based on profit for the financial year of (pound)92,010,000 (2001: (pound)13,230,000, 2000: (pound)13,687,000) and on

185,244,963 ordinary shares (2001: 161,354,740, 2000: 121,444,370), the weighted average number of ordinary shares in issue during the year excluding those held in the employee share trust which are treated as cancelled.

FRS 14 "Earnings per share" recognises that there may be instances where a company would wish to disclose additional EPS calculated on other levels of earnings. Two common instances where such additional figures are shown are where earnings have been materially affected by exceptional items or by items of a capital nature (including goodwill amortisation). The FRS permits inclusion of such additional EPS but requires that the calculation use the weighted average number of ordinary shares as determined for the basic calculation. The FRS also requires that the additional EPS is reconciled to the basic EPS required by the

Standard and that the reasons for calculating the additional EPS are explained.


Notes to the financial statements for the year ended 30 September 2002

10 Earnings per share (continued)

Adjusted earnings per share figures reflecting the results before the impact of exceptional items and goodwill and intangibles amortisation have been calculated in addition to the earnings per share required by FRS 14, since in the opinion of the directors this will allow the shareholders to gain a clearer understanding of underlying trading performance of the Group.




2002 2001 2000

Pence Pence Pence

per share per share per share

------------------------------------------------------------------------------------------------------------------------------------


Earnings per ordinary share 49.7 8.2 11.3

Exceptional items--disposals and acquisitions (37.1) -- 2.0

Goodwill and intangibles amortisation 14.8 15.2 1.7

Exceptional costs of notes redemption (note 5) 4.8 -- --

-----------------------------------------

Adjusted earnings per share 32.2 23.4 15.0

=========================================



Diluted earnings per share is calculated on the profit for the financial year and on an adjusted number of shares reflecting the number of dilutive shares under option.




Earnings Number EPS

2002 (pound)'000 of shares Pence

------------------------------------------------------------------------------------------------------------------------------------


Basic EPS 92,010 185,244,963 49.7

Effect of dilutive securities--options -- 1,085,671

-----------------------------------------

Diluted EPS 92,010 186,330,634 49.4

=========================================


Earnings Number EPS

2001 (pound)'000 of shares Pence

------------------------------------------------------------------------------------------------------------------------------------


Basic EPS 13,230 161,354,740 8.2

Effect of dilutive securities--options -- 2,805,536

-----------------------------------------

Diluted EPS 13,230 164,160,276 8.1

=========================================


Earnings Number EPS

2000 (pound)'000 of shares Pence

------------------------------------------------------------------------------------------------------------------------------------


Basic EPS 13,687 121,444,370 11.3

Effect of dilutive securities--options -- 481,481

-----------------------------------------

Diluted EPS 13,687 121,925,851 11.2

=========================================



Adjusted diluted earnings per share adjusts diluted earnings per share to reflect the impact of exceptional items and amortisation of goodwill and intangibles.




2002 2001 2000

Pence Pence Pence

per share per share per share

------------------------------------------------------------------------------------------------------------------------------------


Diluted EPS 49.4 8.1 11.2

Exceptional items--disposals and acquisitions (36.9) -- 2.0

Goodwill and intangibles amortisation 14.7 14.9 1.7

Exceptional costs of notes redemption 4.8 -- --

-----------------------------------------

Adjusted diluted earnings per share 32.0 23.0 14.9

=========================================




11 Employee information and directors' emoluments




2002 2001 2000

Staff costs (pound)'000 (pound)'000 (pound)'000

------------------------------------------------------------------------------------------------------------------------------------


Wages and salaries 43,709 43,274 22,011

Social security costs 5,214 4,794 1,970

Other pension costs 1,073 658 619

----------------------------------

49,996 48,726 24,600

==================================


The average monthly number of persons employed by the Group

(including executive directors) during the year was: Number Number Number

------------------------------------------------------------------------------------------------------------------------------------


Administration staff 191 191 151

Other staff 1,389 1,501 1,049

----------------------------------

1,580 1,692 1,200

==================================


2002 2001 2000

Directors' emoluments (total salary and benefits) (pound)'000 (pound)'000 (pound)'000

------------------------------------------------------------------------------------------------------------------------------------


Aggregate emoluments 1,221 1,437 559

Gains made on the exercise of share options 1 79 --

Compensation for loss of office 165 62 --

Company pension contributions to defined contribution (money purchase) schemes 109 129 140

==================================


Retirement benefits are accruing to three directors (2001: three, 2000: three)

under the Group's defined contribution schemes.

2002 2001 2000

Highest paid director (pound)'000 (pound)'000 (pound)'000

------------------------------------------------------------------------------------------------------------------------------------


Aggregate emoluments 510 431 180

Company pension contributions to defined contribution schemes 4 -- 50

==================================



Details of individual directors' emoluments for the year ended 30

September 2002 are as follows:




Compensation

for loss of

Salary Bonus office Benefits

Executive directors (pound)'000 (pound)'000 (pound)'000 (pound)'000

-----------------------------------------------------------------------------------------


R Boissonneault 362 134 -- 14

J A King 120 60 -- --

R G Elliott 275 110 -- 12

A D Armstrong 55 -- 165 4

P Herendeen -- -- -- --

-----------------------------------------------------

Total 812 304 165 30

=====================================================


2002 2001

Total Total

(including (including 2001

Pension pension pension pension

contributions contributions) contributions) contributions

Executive directors (pound)'000 (pound)'000 (pound)'000 (pound)'000

------------------------------------------------------------------------------------------


R Boissonneault 4 514 431 --

J A King 50 230 182 50

R G Elliott 50 447 324 50

A D Armstrong 5 229 221 29

P Herendeen -- -- 370 --

----------------------------------------------------------------

Total 109 1,420 1,528 129

================================================================




Notes to the financial statements for the year ended 30 September 2002

11 Employee information and directors' emoluments (continued)




Fees Fees Fees

2002 2001 2000

Non-executive directors (pound)'000 (pound)'000 (pound)'000

-------------------------------------------------------------------------------------------------------------


H A Ennis 25 25 25

A J McClay -- 25 --

D Gibbons 25 25 25

M G Carter 25 25 25

T G Lynch -- -- --

----------------------------------

75 100 75

==================================



Mr Lynch waived his fees during the year and an equivalent amount has been donated to charity.

Remuneration committee

The report of the Remuneration Committee is set out on pages 20 and 21.

12 Intangible fixed assets




Product

licences

Goodwill and rights Total

(pound)'000 (pound)'000 (pound)'000

----------------------------------------------------------------------------------------------------------------------------


Cost

At 1 October 2000 319,883 139,124 459,007

Currency adjustment (222) (536) (758)

Additions 1,675 78,088 79,763

Disposals -- (327) (327)

------------------------------------------------

At 1 October 2001 321,336 216,349 537,685

Currency adjustment (1,084) (9,797) (10,881)

Additions 400 29,193 29,593

Deferred consideration adjustment (2,755) -- (2,755)

Disposals (23,885) -- (23,885)

------------------------------------------------

At 30 September 2002 294,012 235,745 529,757

------------------------------------------------

Aggregate amortisation

At 1 October 2000 2,711 194 2,905

Currency adjustment (50) (187) (237)

Charge for the year 16,216 8,386 24,602

Disposals -- (327) (327)

------------------------------------------------

At 1 October 2001 18,877 8,066 26,943

Currency adjustment (64) (490) (554)

Charge for the year 15,774 11,631 27,405

Deferred consideration adjustment (346) -- (346)

Disposals (4,148) -- (4,148)

------------------------------------------------

At 30 September 2002 30,093 19,207 49,300

------------------------------------------------

Net book value

At 30 September 2002 263,919 216,538 480,457

================================================

At 30 September 2001 302,459 208,283 510,742

================================================

At 30 September 2000 317,172 138,930 456,102

================================================




13 Tangible fixed assets




Land and Plant and Fixtures and Motor

buildings machinery fittings vehicles Total

(pound)'000 (pound)'000 (pound)'000 (pound)'000 (pound)'000

-----------------------------------------------------------------------------------------------------------------------------------


Cost

At 1 October 2000 49,831 32,595 12,141 533 95,100

Currency adjustment (24) (22) (20) (1) (67)

Additions 6,791 6,082 3,162 190 16,225

Disposals (220) (49) (29) (41) (339)

----------------------------------------------------------------------------------

At 1 October 2001 56,378 38,606 15,254 681 110,919

Currency adjustment 78 53 (137) (4) (10)

Additions 5,108 3,491 2,926 47 11,572

Disposals (39,090) (16,198) (10,470) (353) (66,111)

----------------------------------------------------------------------------------

At 30 September 2002 22,474 25,952 7,573 371 56,370

----------------------------------------------------------------------------------

Depreciation

At 1 October 2000 2,081 9,344 3,996 291 15,712

Currency adjustment (5) (14) (25) (2) (46)

Charge for the year 913 3,118 1,979 126 6,136

Eliminated on disposal -- (9) (29) (25) (63)

----------------------------------------------------------------------------------

At 1 October 2001 2,989 12,439 5,921 390 21,739

Currency adjustment 19 (5) 24 2 40

Charge for the year 814 3,190 1,832 101 5,937

Eliminated on disposal (2,155) (3,492) (4,118) (212) (9,977)

----------------------------------------------------------------------------------

At 30 September 2002 1,667 12,132 3,659 281 17,739

----------------------------------------------------------------------------------

Net book value

At 30 September 2002 20,807 13,820 3,914 90 38,631

==================================================================================

At 30 September 2001 53,389 26,167 9,333 291 89,180

==================================================================================

At 30 September 2000 47,750 23,251 8,145 242 79,388

==================================================================================



The net book value of tangible fixed assets includes an amount of

(pound)1,265,000 (2001: (pound)1,432,000, 2000: (pound)1,097,000) in respect of assets held under hire purchase agreements.

The net book value of land and buildings comprises:




2002 2001

(pound)'000 (pound)'000

-----------------------------------------------------------------------------------------------------------------------------------


Freehold property 6,003 26,921

Long leasehold property 14,804 26,468

--------------------------

20,807 53,389

==========================




Notes to the financial statements for the year ended 30 September 2002

14 Fixed asset investments

Interest in

group

undertakings

Company (pound)'000

--------------------------------------------------------------------------------

Cost or valuation

At 1 October 2001 308,996

Inter-group transfers 48,621

Disposals (16,117)

-----------

At 30 September 2002 341,500

-----------

Amounts written off

At 1 October 2001 and 30 September 2002 --

-----------

Net book value

At 30 September 2002 341,500

===========

At 30 September 2001 308,996

===========

Subsidiary undertakings whose results or financial position, in the opinion of the directors, principally affected the figures of the Group are as follows:




Proportion of issued

shares held by

Subsidiary Country of incorporation Class of share Group Company

--------------------------------------------------------------------------------------------------------------------------------


Galen Limited Northern Ireland Ordinary (pound)1 shares 100% --

Galen Chemicals Limited Republic of Ireland Ordinary (euro) shares -- 100%

Galen Incorporated United States of America Common $1 stock -- 100%

Interactive Clinical Technologies Inc United States of America Common $1 stock -- 100%

Warner Chilcott Inc United States of America Common $1 stock -- 100%

================================================================================



The nature of the above subsidiaries' businesses is detailed in the Letter to Shareholders. Galen Incorporated and Interactive Clinical Technologies Inc

were disposed of during the year as part of the disposal of the Group's services segment.

15 Stocks




Group Group Company Company

2002 2001 2002 2001

(pound)'000 (pound)'000 (pound)'000 (pound)'000

--------------------------------------------------------------------------------------------------------------------------------


Raw materials and consumables 7,902 9,105 -- --

Finished goods and goods for resale 9,180 7,458 -- --

-------------------------------------------------------

17,082 16,563 -- --

=======================================================



There is no material difference between the replacement cost of stocks and their balance sheet values.


16 Debtors




Group Group Company Company

2002 2001 2002 2001

(pound)'000 (pound)'000 (pound)'000 (pound)'000

-------------------------------------------------------------------------------------------------------------------


Amounts falling due after more than one year:

Amounts owed by subsidiary undertakings -- -- 161,086 84,369

----------------------------------------------------------

Amounts falling due within one year:

Trade debtors 21,925 32,327 -- --

Less amounts provided for doubtful debts (1,055) (1,655) -- --

----------------------------------------------------------

20,870 30,672 -- --

Other debtors 876 1,588 -- --

Prepayments and accrued income 1,912 3,701 573 536

----------------------------------------------------------

23,658 35,961 573 536

----------------------------------------------------------

Total debtors 23,658 35,961 161,659 84,905

==========================================================


2002 2001 2000

Provision for doubtful debts--Group (pound)'000 (pound)'000 (pound)'000

-------------------------------------------------------------------------------------------------------------------


At the beginning of the year 1,655 297 287

Profit and loss account charge/(credit) (292) 1,164 12

Amounts utilised and other movements (308) 194 (2)

---------------------------------------

At the end of the year 1,055 1,655 297

=======================================



17 Creditors: amounts falling due within one year




Group Group Company Company

2002 2001 2002 2001

(pound)'000 (pound)'000 (pound)'000 (pound)'000

-------------------------------------------------------------------------------------------------------------------


Bank loans and overdrafts (note 18) 391 12,049 -- --

Obligations under hire purchase agreements 249 366 -- --

Trade creditors 8,894 13,036 -- --

Corporation tax 7,036 2,075 1,903 63

Other taxation and social security 716 514 -- --

Other creditors 4,579 8,145 -- 144

Accruals and deferred income 22,645 15,566 3,580 4,204

Proposed dividend 3,662 3,143 3,662 3,143

Deferred acquisition consideration -- 7,430 -- --

---------------------------------------------------------

48,172 62,324 9,145 7,554

=========================================================




Notes to the financial statements for the year ended 30 September 2002

18 Creditors: amounts falling due after more than one year




Group Group Company Company

2002 2001 2002 2001

(pound)'000 (pound)'000 (pound)'000 (pound)'000

-----------------------------------------------------------------------------------------------------------------------------------


Bank loans 606 79,187 -- --

Loan notes 31,605 112,198 -- --

Obligations under hire purchase agreements 142 397 -- --

Contingent acquisition consideration -- 1,362 -- --

-------------------------------------------------------

32,353 193,144 -- --

=======================================================


Group Group Company Company

2002 2001 2002 2001

Bank loans (pound)'000 (pound)'000 (pound)'000 (pound)'000

-----------------------------------------------------------------------------------------------------------------------------------


Repayable as follows:

In one year or less 391 12,049 -- --

Between one and two years 391 58,971 -- --

Between two and five years 215 14,429 -- --

In five years or more -- 5,787 -- --

-------------------------------------------------------

997 91,236 -- --

=======================================================



Circular and cross guarantees and indemnities are in place in relation to certain Group banking facilities.

$200m of 12 5/8% Warner Chilcott Inc senior loan notes, repayable in 2008,

were issued by that subsidiary in February 2000 at a discount to yield 13%.

Interest is payable semi-annually. The acquisition of Warner Chilcott Inc gave the note holders the right to require it to repurchase the notes at 101% of the principal amount, by giving notice to the Company by 1 December 2000. On that date, repayment was requested in relation to $40.3 million principal amount of the loan notes. During the year an additional $111.3 million of loan notes were retired. The remaining loan notes are redeemable at the Company's option on or after February 2004 at redemption prices that decrease annually from 106.3125%

to 100% of their principal value.




Group Group Company Company

2002 2001 2002 2001

Hire purchase agreements (pound)'000 (pound)'000 (pound)'000 (pound)'000

-----------------------------------------------------------------------------------------------------------------------------------


The net hire purchase obligations to which the Group is committed are:

In one year or less 267 392 -- --

Between one and two years 144 267 -- --

Between two and three years -- 141 -- --

Between three and four years -- 2 -- --

Less interest element (20) (39) -- --

------------------------------------------------------

391 763 -- --

======================================================



Financial instruments

The Group's financial instruments comprise borrowings, its cash and liquid resources, and other current assets and liabilities that arise directly from its operations. The Group has not entered into derivative arrangements during the year as interest rate and currency risks arising from the Group's operations and its sources of finance have not been significant to date.


18 Creditors: amounts falling due after more than one year (continued)

Group policy

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk and foreign currency risk. The Board reviews and agrees policies for managing each of these risks on an ongoing basis, taking account of the impact of the acquisitions during the year, and they are summarised below.

Interest rate risk

The Group finances its operations through a mixture of retained profits and bank borrowings, and borrows in the desired currencies at both fixed and floating rates of interest. At the year end, 98% (2001: 56%) of its borrowings were at fixed rates, and on this basis, there has not been a need to use interest rate swaps or other derivative instruments to manage the risk.

Liquidity risk

As regards liquidity, the Group's policy is to maintain an appropriate spread of maturity to ensure continuity of funding. At 30 September 2002, 1% (2001: 65%)

of its borrowings were due to mature between 2 and 5 years, and 97% (2001: 58%)

in more than five years. Short-term flexibility is achieved by the availability of overdraft facilities.

Foreign currency risk

The Group's overseas subsidiaries operate in the US and their revenues and expenses are denominated in US dollars. To date no financial instruments have been used to hedge the net investment against movements in the exchange rates.

This exposure will continue to be monitored with the expansion of the scale of the Group's overseas operations. Substantially all sales of the UK businesses are denominated in sterling.

Interest rate risk profile of financial assets and financial liabilities

Short-term debtors and creditors have been excluded from each of the following disclosures.

Financial assets

The Group's financial assets, other than short-term debtors, consist of sterling cash deposits and cash at bank. At 30 September 2002 sterling and US dollar cash deposits amounted to (pound)198,750,000 (2001: (pound)220,000,000). These comprise deposits placed on money markets at three month rolling rates. The amount of cash held in bank current accounts is not of significance.

Financial liabilities

The interest rate profile of the Group's financial liabilities at 30 September

2002 was:




Financial

Floating rate Fixed rate liabilities

financial financial on which no

Total liabilities liabilities interest is paid

Currency (pound)'000 (pound)'000 (pound)'000 (pound)'000

--------------------------------------------------------------------------------------------------------------------------------


Sterling 1,388 499 889 --

US dollar 31,605 -- 31,605 --

-------------------------------------------------------------------

Total 32,993 499 32,494 --

===================================================================




Notes to the financial statements for the year ended 30 September 2002

18 Creditors: amounts falling due after more than one year (continued)

The interest rate profile of the Group's financial liabilities at 30

September 2001 was:




Financial

Floating rate Fixed rate liabilities

financial financial on which no

Total liabilities liabilities interest is paid

Currency (pound)'000 (pound)'000 (pound)'000 (pound)'000

-----------------------------------------------------------------------------------------------------------------------------------


Sterling 8,200 6,825 1,375 --

US dollar 204,789 83,773 112,223 8,793

-----------------------------------------------------------

Total 212,989 90,598 113,598 8,793

===========================================================


Fixed rate financial liabilities-- Financial liabilities on which

Fixed rate financial liabilities-- weighted average period for no interest is paid--weighted weighted average interest rate which rate is fixed average period until maturity

2002 2001 2002 2001 2002 2001

Currency % % Years Years Years Years

----------------------------------------------------------------------------------------------------------------------------------


Sterling 8 9 3 10 -- --

US dollar 12 5/8 12 5/8 6 7 -- 1

======================================================================================================



The floating rate financial liabilities comprise sterling denominated bank borrowings and overdrafts that bear interest at rates based on LIBOR.

Maturity of financial liabilities

The maturity profile of the Group's financial liabilities, other than short-term creditors and accruals, at 30 September 2002, was as follows:




Finance Other

Loan leases/hire financial

notes Bank debt purchase liabilities Total

(pound)'000 (pound)'000 (pound)'000 (pound)'000 (pound)'000

---------------------------------------------------------------------------------------------------------------------------------


In one year or less, or on demand -- 391 249 -- 640

In more than one year but not more than two years -- 391 140 -- 531

In more than two years but not more than five years -- 215 2 -- 217

In more than five years 31,605 -- -- -- 31,605

-----------------------------------------------------------------

31,605 997 391 -- 32,993

=================================================================



The maturity profile of the Group's financial liabilities, other than short-term creditors and accruals, at 30 September 2001, was as follows:




Finance Other

Loan leases/hire financial

notes Bank debt purchase liabilities Total

(pound)'000 (pound)'000 (pound)'000 (pound)'000 (pound)'000

---------------------------------------------------------------------------------------------------------------------------------


In one year or less, or on demand -- 12,049 366 7,430 19,845

In more than one year but not more than two years -- 58,971 255 1,362 60,588

In more than two years but not more than five years -- 14,429 142 -- 14,571

In more than five years 112,198 5,787 -- -- 117,985

------------------------------------------------------------------

112,198 91,236 763 8,792 212,989

==================================================================




18 Creditors: amounts falling due after more than one year (continued)

Other financial liabilities at 30 September 2001 related to deferred and contingent consideration in relation to acquisitions. Bank and loan note debt maturities at 30 September 2002 were as follows:




Unsecured Unsecured Unsecured Unsecured

sterling US dollar sterling US dollar

bank debt bank debt bank debt loan notes

(variable (variable (fixed (fixed

rate) rate) rate) rate) Total

(pound)'000 (pound)'000 (pound)'000 (pound)'000 (pound)'000

------------------------------------------------------------------------------------------------------------------------------------


Due within one year 200 -- 191 -- 391

>From one to two years 200 -- 191 -- 391

>From two to three years 100 -- 115 -- 215

>From three to four years -- -- -- -- --

>From four to five years -- -- -- 31,605 31,605

--------------------------------------------------------------------------------

After five years 500 -- 497 31,605 32,602

================================================================================



Bank and loan note debt maturities at 30 September 2001 were as follows:




Unsecured Unsecured Unsecured Unsecured

sterling US dollar sterling US dollar

bank debt bank debt bank debt loan notes

(variable (variable (fixed (fixed

rate) rate) rate) rate) Total

(pound)'000 (pound)'000 (pound)'000 (pound)'000 (pound)'000

------------------------------------------------------------------------------------------------------------------------------------


Due within one year 2,686 9,224 139 -- 12,049

>From one to two years 2,311 56,509 151 -- 58,971

>From two to three years 1,728 5,447 165 -- 7,340

>From three to four years 100 5,447 181 -- 5,728

>From four to five years -- 1,361 -- -- 1,361

After five years -- 5,787 -- 112,198 117,985

--------------------------------------------------------------------------------

6,825 83,775 636 112,198 203,434

================================================================================



Borrowing facilities

Borrowing facilities available, but undrawn, at 30 September 2002 in respect of which all conditions precedent had been met were as follows:




2002 2001

(pound)'000 (pound)'000

------------------------------------------------------------------------------------------------------------------------------------


Expiring in one year or less -- 1,668

======================




Notes to the financial statements for the year ended 30 September 2002

18 Creditors: amounts falling due after more than one year (continued)

Fair values of financial assets and financial liabilities

Set out below is a comparison by category of book values and fair values of the

Group's financial assets and liabilities as at 30 September 2002. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. The fair values shown below have been assessed by calculating discounted cash flows that would arise if the commitments at 30 September 2002 had been entered into at market rates at that time.




Book value Book value Fair value Fair value

Primary financial instruments held or issued 2002 2001 2002 2001 to finance the Group's operations (pound)'000 (pound)'000 (pound)'000 (pound)'000

------------------------------------------------------------------------------------------------------------------------------------


Short-term borrowings 640 12,415 640 12,415

Long-term borrowings 32,353 191,782 37,076 201,797

Other financial liabilities -- 8,793 -- 8,715

Financial assets 198,751 222,002 198,751 222,002

=========================================================================



Summary of main methods and assumptions:

Short-term deposits and borrowings The fair value of short-term deposits and loans approximates to the carrying amount

because of the short maturity of these

instruments.

Long-term borrowings The fair value of the US senior loan

notes has been estimated using quoted

market prices.

Currency exposures

The tables below show the extent to which Group companies have monetary assets and liabilities in currencies other than their local currency. Foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss account of the Group companies and the Group.




Net foreign currency monetary assets/(liabilities)

US dollar EU currencies Total

2002 (pound)'000 (pound)'000 (pound)'000

------------------------------------------------------------------------------------------------------------------------------------


Functional currency of Group operation:

Sterling 187 (611) (424)

US dollar -- 248 248

-------------------------------------------------

Total 187 (363) (176)

=================================================


Net foreign currency monetary assets/(liabilities)

US dollar EU currencies Total

2001 (pound)'000 (pound)'000 (pound)'000

------------------------------------------------------------------------------------------------------------------------------------


Functional currency of Group operation:

Sterling 68,233 (464) 67,769

US dollar -- 636 636

--------------------------------------------------

Total 68,233 172 68,405

==================================================




19 Provisions for liabilities and charges




Deferred taxation (pound)'000

------------------------------------------------------------------------------------------------------------------


At 1 October 2001 as previously reported 5,884

Prior year adjustment (note 1) 2,488

------

At 1 October 2001 as restated 8,372

Currency adjustment (50)

Profit and loss account (171)

On disposals (5,986)

------

At 30 September 2002 2,165

======



Deferred taxation provided in the financial statements is as follows:




2001

2002 (restated)

Group (pound)'000 (pound)'000

------------------------------------------------------------------------------------------------------------------


Excess of tax allowances over depreciation 3,635 9,188

Short-term timing differences (1,470) (602)

Other -- (214)

------------------------

2,165 8,372

========================



The parent company has no deferred tax liability.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries as no dividends have been accrued.

The group has tax losses arising on an overseas subsidiary of $59 million

(2001: $77 million) that are available for offset against future taxable profits of that subsidiary. A deferred tax asset has not been recognized in respect of these losses as their future recovery is uncertain.

20 Deferred income



Government grants (pound)'000

-----------------------------------------------------------------------------------------------------------------


At 1 October 2000 6,670

Receivable in the year 454

Released to profit and loss account (1,388)

------

At 1 October 2001 5,736

Receivable in the year 1,464

Disposals (2,203)

Released to profit and loss account (1,067)

------

At 30 September 2002 3,930

======




Notes to the financial statements for the year ended 30 September 2002

21 Called up share capital




2002 2001

(pound)'000 (pound)'000

-------------------------------------------------------------------------------------------------------------------


Authorised

250,000,000 (2001: 250,000,000) ordinary shares of 10p each 25,000 25,000

=====================

Allotted and fully paid

187,805,260 (2001: 189,311,298) ordinary shares of 10p each 18,781 18,931

=====================



455,962 shares were issued in the year as a result of the exercise of share options (nominal value (pound)45,596, proceeds (pound)2,856,000). 88,000 shares were issued in December 2001 in acquiring the minority interest in QuChem

Limited prior to the disposal of the Pharmaceutical Services businesses. During the year 2,050,000 shares were repurchased for (pound)8,001,000 (nominal value

(pound)205,000).

22 Share premium account and reserves




Share Capital

premium redemption Merger Profit and

account reserve reserve loss account

Group (pound)'000 (pound)'000 (pound)'000 (pound)'000

-----------------------------------------------------------------------------------------------------------------------------------


At 1 October 1999 as previously reported 19,264 -- -- 36,731

Prior year adjustment -- -- -- (1,890)

----------------------------------------------------------

At 1 October 1999 as restated 19,264 -- -- 34,841

Arising on share issues 36,300 -- 297,966 --

Issue costs (533) -- (7,281) --

Retained profit for the year -- -- -- 10,651

Exchange differences arising on consolidation -- -- -- 953

----------------------------------------------------------

At 1 October 2000 as previously reported 55,031 -- 290,685 48,933

Prior year adjustment -- -- -- (2,488)

----------------------------------------------------------

At 1 October 2000 as restated 55,031 -- 290,685 46,445

Arising on share issues 201,270 -- -- --

Issue costs (16,043) -- -- --

Retained profit for the year -- -- -- 8,817

Exchange differences arising on consolidation -- -- -- (506)

----------------------------------------------------------

At 1 October 2001 as previously reported 240,258 -- 290,685 57,244

Prior year adjustment -- -- -- (2,488)

----------------------------------------------------------

At 1 October 2001 as restated 240,258 -- 290,685 54,756

Arising on share issues 2,811 -- -- --

Issue costs (38) -- -- --

Retained profit for the year -- -- -- 86,492

Exchange differences arising on consolidation -- -- -- (13,990)

Purchase of own shares -- 205 -- (8,001)

----------------------------------------------------------

At 30 September 2002 243,031 205 290,685 119,257

==========================================================




22 Share premium account and reserves (continued)

The prior year adjustment relates to the implementation of FRS 19. The adoption of FRS 19 resulted in an increase in the tax charge in 2000 of

(pound)598,000 and a decrease in profit of that amount. Adoption of the standard had no effect on the 2002 or 2001 charge as full provision for deferred tax had been made in those years.




Share Capital

premium redemption Merger Profit and

account reserve reserve loss account

Company (pound)'000 (pound)'000 (pound)'000 (pound)'000

---------------------------------------------------------------------------------------------------------------------


At 1 October 2001 240,258 -- 290,685 5,815

Arising on share issues 2,811 -- -- --

Issue costs (38) -- -- --

Profit for the year -- -- -- 129,962

Exchange difference -- -- -- (6,296)

Purchase of own shares -- 205 -- (8,001)

-------------------------------------------------------------

At 30 September 2002 243,031 205 290,685 121,480

=============================================================



Share option schemes

The following share option schemes were established in 1996:

The Galen Approved Executive Share Option Scheme

The Galen Unapproved Executive Share Option Scheme

The Galen Savings Related Share Option Scheme

The Galen 2000 US Option Scheme was established in 2000.

A summary of the main terms of the schemes is set out below.

The Galen Approved Executive Share Option Scheme and the Galen Unapproved

Executive Share Scheme ("the Executive Schemes") These are discretionary share schemes, one of which has been approved by the Inland Revenue. The terms of these schemes are similar unless indicated to the contrary. Both schemes provide for options to be granted over unissued shares or shares held in a trust.

Options are granted at the discretion of the Remuneration Committee of the

Company to any full time employee of any Group company.

The granting of options is subject to performance conditions being fulfilled before the option can be exercised. Options may be exercised between the third and tenth anniversaries of their date of grant provided that the performance conditions have been fulfilled. The exercise price is not less than the higher of the nominal value of the share and the middle market quotation for the last dealing day before the date of grant.

The number of options which may be issued is subject to overall scheme limits and individual limits. No further options may be granted if, as a result:

(i) the aggregate number of shares issued, or remaining issuable, under any of the Company's schemes in the previous 10 years would exceed 10% of the

Company's issued share capital on the day preceding the proposed grant date; or

(ii) the aggregate number of shares issued, or remaining issuable, under any of the Company's schemes (other than the Savings Related Scheme) in the previous 10 years would exceed 5% of the Company's issued share capital on the day preceding the proposed grant date; or

(iii) the aggregate number of shares issued, or remaining issuable, under any of the Company's schemes in the previous 3 years would exceed 3% of the

Company's issued share capital at that time.


Notes to the financial statements for the year ended 30 September 2002

22 Share premium account and reserves (continued)

No further options may be granted to an individual if as a result (i) the aggregate market value of shares which have been issued to him or for which he may subscribe under any Company scheme (other than the Savings Related Scheme)

pursuant to options granted to him during the previous 10 years would exceed 4 times his annual earnings, or, (ii) in the case of the Approved Scheme, the aggregate market value of shares which he may acquire under this scheme would exceed (pound)30,000.

The Galen Savings Related Share Option Scheme ("the SAYE Scheme")

The SAYE Scheme permits the grant of options over unissued shares or shares held in a trust. All eligible employees are invited to apply for options and it is a condition of application that employees enter into a savings contract with an approved savings institution. The number of shares over which an option can be granted will be determined by the level of contributions which an employee commits to under the savings contract. Any employee of a Group company with more than 1 year continuous employment is eligible to participate. The exercise price is not less than the higher of the nominal value of the share and 80% of the average middle market quotation on the day following the Company's release to the public of its fiscal year financial results. An option may be exercised 3 or

5 years after the date of grant depending on the type of savings contract taken out.

No further options may be granted if, as a result:

(i) the aggregate number of shares issued, or remaining issuable, pursuant to options granted under this scheme and any other share option scheme established by the Company and shares issued under any other employees'

share scheme of the Company in the previous 10 years would exceed 10% of the Company's issued share capital; or

(ii) the aggregate number of shares issued, or remaining issuable, pursuant to options granted in the previous 5 years under this scheme and any other share option schemes established by the Company and shares issued under any other employees' share scheme of the Company in the previous 5 years would exceed 5% of the Company's issued share capital.

The Galen 2000 US Option Scheme ("the US Share Scheme")

Pursuant to the terms of the US Share Scheme, both incentive stock options and non-qualified stock options may be granted to any eligible employee of or consultant to the Company's US subsidiaries.

Options may be granted at the discretion of the Remuneration Committee to any officer or employee of any US subsidiary of Galen. On any date, no option may be granted under the US Share Scheme if, as a result, any of the following limits would be exceeded:

(i) the aggregate number of ordinary shares issued, or remaining issuable,

pursuant to options granted during the previous 10 years under this scheme, the Executive Schemes, the SAYE Scheme and all other employees'

share schemes, established by the Company would exceed 10% of the issued ordinary share capital of the Company on the day preceding that date;

(ii) the aggregate number of ordinary shares issued, or remaining issuable,

pursuant to options granted during the previous 10 years under this scheme, the Executive Schemes and all other discretionary share option schemes (other than a savings related share option scheme) established by the Company would exceed 5% of the issued ordinary share capital of the

Company on the day preceding that date;

(iii) the aggregate number of ordinary shares issued, or remaining issuable,

pursuant to options granted in the previous 3 years under this scheme, the

Executive Schemes, the SAYE Scheme and all other employees' share schemes established by the Company would exceed 3% of the issued ordinary share capital of the Company on the day preceding that date.


22 Share premium account and reserves (continued)

The maximum number of ordinary shares which may be granted in ADS form as incentive stock options under the US Share Scheme is 6,363,332 Ordinary Shares.

There are no limits on the maximum number of ADSs which may be the subject of an option granted under the US Share Scheme to an eligible employee. The exercise price of an option shall not be less than 100% of the fair market value of an ADS on the date the option is granted. The period during which options may become exercisable shall be set by the Remuneration Committee. All options shall cease to be exercisable on the tenth anniversary of the date of grant.

Details of option/warrants movements during the year are set out below:




Options

At Options cancelled/ Options At Exercise

1 October granted (lapsed) exercised 30 September price Exercise

2001 in year in year in year 2002 (pound) period

-----------------------------------------------------------------------------------------------------------------------------------


Unapproved scheme 15,003 -- -- (8,335) 6,668 3.600 2001-2008

106,333 -- (5,635) (58,621) 42,077 3.925 2001-2008

167,312 -- -- (34,786) 132,526 4.475 2002-2009

177,404 -- (39,343) (14,420) 123,641 5.050 2002-2009

440,387 -- (131,149) -- 309,238 8.225 2003-2010

-- 769,079 (176,000) -- 593,079 7.225 2004-2011

-------------------------------------------------------------------------------------------------------

Approved scheme 74,997 -- -- (41,665) 33,332 3.600 2001-2008

14,583 -- -- (5,095) 9,488 3.925 2001-2008

13,406 -- -- (6,703) 6,703 4.475 2002-2009

24,741 -- (6,312) -- 18,429 5.050 2002-2009

86,613 -- (16,851) -- 69,762 8.225 2003-2010

-- 737 -- -- 737 7.225 2004-2011

=======================================================================================================



The following options were outstanding under the Galen Savings Related

Share Option Scheme at 30 September 2002:




Exercise Earliest

price exercise

Number of options (pound) date

-----------------------------------------------------------------------------------------------------------------------------------


156,172 2.56 2003

42,939 5.10 2003

44,722 3.38 2004

55,616 6.80 2004

24,947 5.10 2005

7,043 6.80 2006

99,271 5.88 2005

32,461 5.88 2007

=======================




Notes to the financial statements for the year ended 30 September 2002

22 Share premium account and reserves (continued)

Galen options/warrants outstanding in substitution for options/warrants previously issued by Warner Chilcott and options granted under the Galen 2000 US

Option Scheme are as follows:




Exercise price per ADS

ADSs subject Weighted

to option Range average

--------------------------------------------------------------------------------------------------------------------


Balance at 1 October 2001 1,578,306 $ 1.60-$49.35 $32.06

Granted 374,972 $27.99-$41.20 $42.64

Exercised (99,680) $10.80-$32.00 $17.85

Lapsed (201,106) $11.20-$49.35 $43.61

-------------------------------------------

Balance at 30 September 2002 1,652,492 $ 1.60-$49.35 $33.39

-------------------------------------------

Exercisable at 30 September 2002 1,221,969 $ 1.60-$49.35 $30.53

===========================================



The following option and warrant data at 30 September 2002 is grouped by exercise price range:




Range of exercise price

$1.60 to $16.00 to $30.00 to $42.00 to

$15.99 $29.99 $41.99 $51.53 Total

----------------------------------------------------------------------------------------------------------------------------------


Number of ADSs subject to options/warrants 433,317 83,359 645,735 490,081 1,652,492

Weighted average exercise price $13.69 $24.48 $37.11 $47.41 $33.39

Weighted average remaining contractual life (years) 3.5 7.4 7.3 5.1 5.7

Number of exercisable options/warrants 433,317 79,384 346,789 362,479 1,221,969

Weighted average exercise price for

exercisable options and warrants $13.69 $24.30 $34.76 $47.99 $30.53

===================================================================



The Galen Employee Benefit Trust

The Galen Holdings PLC Employee Benefit Trust was established in June 1997. The trustee is Galen Trustees Limited, a subsidiary of Galen Holdings PLC. It is a discretionary trust for the benefit of employees and former employees of the

Group, including directors, and may be used inter alia, to meet obligations under the Executive Share Option Schemes, the Savings Related Share Option

Scheme, or any other share scheme established by any Group company. Dividends have not been waived by the Trust. Dividend income is included in the Group's profit and loss account by way of reduction of the total dividend charge. Dr

McClay, who cannot be a beneficiary of the Trust, gifted 5,000,262 ordinary shares to the Trust on its establishment. At the year end the 4,721,241 (2001:

4,709,353) shares held by the Trust were valued at (pound)17,374,167 (2001:

(pound)30,257,593). Other income and costs of the Trust are incorporated into the financial statements where applicable. Cash held by the Trust totalled

(pound)274,069 and (pound)875,172 at 30 September 2002 and 2001 respectively.

The Group continues to take advantage of the dispensation in the Urgent

Issues Task Force's Abstract 17 "Employee Share Schemes" not to apply that

Abstract to the Group's Inland Revenue approved SAYE schemes.

23 Minority interests

(pound)'000

--------------------------------------------------------------------------------

At 1 October 2000 120

Profit and loss account 122

----

At 1 October 2001 242

Disposals (274)

Profit and loss account 32

----

At 30 September 2002 --

====


24 Reconciliation of operating profit to net cash inflow from operating activities




2002 2001 2000

(pound)'000 (pound)'000 (pound)'000

----------------------------------------------------------------------------------------------------------------------------


Continuing operations

Operating profit 37,439 20,414 6,167

Depreciation of tangible fixed assets 3,615 2,974 2,161

Amortisation of intangible fixed assets 26,269 23,024 1,087

Capital grants release (93) (1,060) (928)

Loss/(profit) on sale of tangible fixed assets -- 25 (9)

Increase in stocks (1,033) (2,302) (1,507)

(Increase)/decrease in debtors (10,040) 1,666 (310)

Increase/(decrease) in creditors 85 (1,585) 1,566

Exchange difference (1,226) (1,442) 73

-------------------------------------------

Net cash inflow from continuing operations 55,016 41,714 8,300

===========================================

Discontinued operations

Operating profit 5,745 9,925 12,577

Depreciation of tangible fixed assets 2,322 3,162 2,191

Amortisation of intangible fixed assets 1,136 1,578 981

Capital grants release (974) (328) (367)

Decrease/(increase) in stocks 230 (54) (55)

Decrease/(increase) in debtors 3,215 (2,880) (5,334)

Increase/(decrease) in creditors 42 763 (1,665)

Exchange difference (3,440) (25) 31

-------------------------------------------

Net cash inflow from discontinued activities 8,276 12,141 8,359

-------------------------------------------

Total net cash inflow from operating activities 63,292 53,855 16,659

===========================================



25 Reconciliation of net cash flow to movement in net funds/(debt)




2002 2001 2000

(pound)'000 (pound)'000 (pound)'000

----------------------------------------------------------------------------------------------------------------------------


(Decrease)/increase in cash in the year (7,640) (16,658) 5,995

Cash (inflow)/outflow from movement in liquid resources (18,641) 161,000 24,500

Cash outflow/(inflow) from increase in debt and hire purchase financing 166,135 (22,028) (13,147)

-------------------------------------------

Change in net funds resulting from cash flows 139,854 122,314 17,348

Exchange movement 1,272 1,218 (1,406)

Non-cash movement 2,345 (500) (522)

Loans eliminated on disposal 4,482 -- --

Loan notes assumed on acquisition -- -- (140,739)

Hire purchase obligations assumed on acquisition -- -- (52)

Short-term deposits assumed on acquisition -- -- 42,000

-------------------------------------------

Movement in net funds in the year 147,953 123,032 (83,371)

Net funds/(debt) at beginning of year 17,805 (105,227) (21,856)

-------------------------------------------

Net funds/(debt) at end of year 165,758 17,805 (105,227)

===========================================




Notes to the financial statements for the year ended 30 September 2002

25 Reconciliation of net cash flow to movement in net funds/(debt) (continued)

Analysis of net funds/(debt)




Loans

Loans greater

Cash at Bank Liquid less than than

bank overdrafts resources one year one year

(pound)'000 (pound)'000 (pound)'000 (pound)'000 (pound)'000

-----------------------------------------------------------------------------------------------------


At 1 October 1999 851 (1,186) 5,500 (7,477) (19,134)

Cash flow 4,809 1,186 24,500 3,275 (16,751)

Exchange movement -- -- -- (200) (1,198)

Acquisitions -- -- 42,000 -- --

Other non-cash movement -- -- -- -- --

---------------------------------------------------------------------

At 1 October 2000 5,660 -- 72,000 (4,402) (37,083)

Cash flow (16,658) -- 161,000 (7,647) (42,104)

Transfers 13,000 -- (13,000) -- --

Exchange movement -- -- -- -- --

Other non-cash movement -- -- -- -- --

---------------------------------------------------------------------

At 1 October 2001 2,002 -- 220,000 (12,049) (79,187)

Cash flow (7,640) -- (18,641) 11,922 77,564

Transfers 5,639 -- (893) (4,746) --

Disposal -- -- -- 4,482 --

Exchange movement -- -- (1,716) -- 1,017

Other non-cash movements -- -- -- -- --

---------------------------------------------------------------------

At 30 September 2002 1 -- 198,750 (391) (606)

=====================================================================


Loan

Loan notes

Hire notes greater Net

purchase less than than funds/

obligations one year one year (debt)

(pound)'000 (pound)'000 (pound)'000 (pound)'000

--------------------------------------------------------------------------------------------------


At 1 October 1999 (410) -- -- (21,856)

Cash flow 329 -- -- 17,348

Exchange movement (8) -- -- (1,406)

Acquisitions (52) (27,808) (112,931) (98,791)

Other non-cash movement (522) -- -- (522)

-------------------------------------------------------------------

At 1 October 2000 (663) (27,808) (112,931) (105,227)

Cash flow 400 27,323 -- 122,314

Transfers -- -- -- --

Exchange movement -- 485 733 1,218

Other non-cash movement (500) -- -- (500)

-------------------------------------------------------------------

At 1 October 2001 (763) -- (112,198) 17,805

Cash flow 372 -- 76,277 139,854

Transfers -- -- -- --

Disposal -- -- -- 4,482

Exchange movement -- -- 1,971 1,272

Other non-cash movements -- -- 2,345 2,345

-------------------------------------------------------------------

At 30 September 2002 (391) -- (31,605) 165,758

===================================================================



Liquid resources comprise short-term deposits with banks which mature within 12 months of the date of inception.

Other non-cash movements relate to new hire purchase agreements incepted in 2000 and 2001 and to a release of loan note mark-up in 2002.

26 Disposals

During the year the Group disposed of its pharmaceutical services segment to companies owned by Dr Allen McClay, a former director of the Company. Details of the disposal are as follows:

(pound)'000

-------------------------------------------------------------------------------

Intangible fixed assets 19,737

Tangible fixed assets 56,085

Stocks 284

Debtors 19,176

Creditors (4,040)

Long-term borrowings (4,482)

Taxation (5,800)

Deferred income (2,203)

--------

Net assets disposed of 78,757

Cash consideration (net of costs) 150,145

--------

Gain on disposal 71,388

========


26 Disposals (continued)

The services segment contributed (pound)8,276,000 to net operating cash flow, paid (pound)585,000 in respect of net returns on investment,

(pound)1,607,000 in respect of taxation and (pound)4,842,000 in respect of tangible fixed asset additions.

27 Capital commitments




Group Group Company Company

2002 2001 2002 2001

(pound)'000 (pound)'000 (pound)'000 (pound)'000

--------------------------------------------------------------------------------------------------------------------------------


Capital expenditure that has been contracted for but has

not been provided for in the financial statements 924 1,597 -- --

================================================



28 Financial commitments

At 30 September 2002 the Group had annual commitments under non-cancellable operating leases as follows:




Land and Land and

buildings Others buildings Others

2002 2002 2001 2001

(pound)'000 (pound)'000 (pound)'000 (pound)'000

--------------------------------------------------------------------------------------------------------------------------------


Expiring within one year -- 57 55 182

Expiring between one and five years 759 272 757 238

Expiring in over five years -- -- 1,001 --

-----------------------------------------------------

759 329 1,813 420

=====================================================



29 Related parties

The Company has taken advantage of the exemption under Financial Reporting

Standard 8 "Related party disclosures" (FRS 8) not to disclose related party transactions between wholly owned Group undertakings which are eliminated on consolidation.

During the year ended 30 September 2002 Galen had business dealings with

Elan Corporation plc ("Elan") and Boron-LePore Group, Inc. At 30 September 2002

Elan and its subsidiaries held 3.8% of the Company's share capital. Mr T G

Lynch, former Executive Vice Chairman of Elan, served on Galen's Board as a non-executive director until his resignation on 13 February 2002. In March 1999

Warner Chilcott reached a binding agreement with Elan under which Elan agreed to acquire Warner Chilcott's marketing rights to an extended-release nifedipine product. Under the agreement Warner Chilcott was entitled to receive royalties based upon United States sales of the product. In the year ended 30 September

2002 royalties receivable totalled (pound)1.73 million.

Boron-LePore provides meeting planning services to Warner Chilcott. Mr

Roger Boissonneault, Galen's Chief Executive Officer, served on the Board of

Boron-LePore until June 2002. In the year ended 30 September 2002 fees of

(pound)1,298,000 were charged to Warner Chilcott by Boron-LePore and expensed to operations.

In January 2002, Galen sold its Chemical Synthesis Services business for

(pound) 25 million to companies owned by Dr Allen McClay, a former director of the Company. As part of this transaction, Galen agreed to indemnify the buyer against any claims arising in relation to the business in the period prior to closing of the sale, subject to certain limitations. Galen also provided certain warranties in relation to the disposal, and any claims brought under these warranties will be subject to a de minimis threshold and will be capped at the purchase price. In addition, Galen entered into certain non-compete provisions.

In August 2002, Galen sold its Interactive Clinical Technologies business to a company also controlled by Dr Allen McClay for $16 million. This agreement contains a non-compete undertaking from Galen which expires three years from the closing date. Details of disposal of the services operations to Dr Allen McClay,

a former director of the Company, are provided in note 26.


Notes to the financial statements for the year ended 30 September 2002

30 Summary of differences between UK and US generally accepted accounting principles ("GAAP")

(1) Profit for the financial year and shareholders' funds

The Group financial statements are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to profit for the financial year and to equity shareholders' funds are set out in the tables below:




2002 2001 2000

Notes (pound)'000 (pound)'000 (pound)'000

-----------------------------------------------------------------------------------------------------------------------------------


(a) Reconciliation of profit for the financial year to US GAAP

Profit for the financial year under UK GAAP 92,010 13,230 13,687

---------------------------------

US GAAP adjustments:

Amortisation of goodwill and intangibles (i)(c) 14,899 4,811 393

In-process research and development (i)(d) -- -- (16,898)

Related amortisation of goodwill (i)(d) -- 896 51

Depreciation on capitalisation of interest (ii) (35) (35) (35)

Inventory step up release (i)(a) -- (986) --

Deferred taxation (iii) (8,414) 846 --

Compensation expense (iv) (219) (3,405) (1,862)

Deferred tax effect of US GAAP adjustments 296 (3,990) (220)

---------------------------------

US GAAP adjustments total 6,527 (1,863) (18,571)

=================================

Profit/(loss) for the financial period under US GAAP 98,537 11,367 (4,884)

=================================

Basic earnings per share under US GAAP (vi) 53.2p 7.0p (4.0)p

=================================

Diluted earnings per share under US GAAP (vi) 52.9p 7.0p (4.0)p

=================================


2002 2001 2000

Notes (pound)'000 (pound)'000 (pound)'000

-----------------------------------------------------------------------------------------------------------------------------------


(b) Effect on equity shareholders' funds of differences between UK GAAP and US GAAP

Equity shareholders' funds under UK GAAP 671,959 604,630 408,058

---------------------------------

US GAAP adjustments:

Acquisition accounting (i)(a) (85,752) (83,696) (87,072)

Amortisation of goodwill relating to contingent consideration (i)(b) 1,057 1,057 608

In-process research and development (i)(d) -- (16,955) (17,851)

Capitalisation of interest (ii) 1,622 1,657 1,692

Deferred taxation (iii) (15,366) (7,248) (4,104)

Employee benefit trust (v) (7,082) (7,064) (7,377)

Share premium account (v) 7,082 7,064 7,377

Dividends (viii) 3,662 3,143 2,194

---------------------------------

US GAAP adjustments total (94,777) (102,042) (104,533)

=================================

Equity shareholders' funds under US GAAP 577,182 502,588 303,525

=================================




30 Summary of differences between UK and US generally accepted accounting principles ("GAAP") (continued)

(i) Business combinations

(a) Acquisition accounting

This amount relates to the acquisition of Warner Chilcott on 29 September 2000 and reflects differences in acquisition accounting between US GAAP and UK GAAP.

1 Share consideration

Under UK GAAP, shares issued in consideration for the acquisition of shares in a subsidiary company are valued at the market price ruling on the date of consummation of the transaction. Under US GAAP,

shares are valued at the average market price for the 5 trading days before and after the date of announcement of the proposed

transaction. Under US GAAP, goodwill and the related credits to share capital and share premium would have been less than on the UK

GAAP basis.

2 Substitute options

Under US GAAP, the fair value of an acquiring company's share options or warrants substituted for options or warrants of the acquiree is calculated using the Black-Scholes option-pricing model,

which values the options at the date of announcement. Under UK GAAP,

the intrinsic value method is used, the value reflecting the difference between the market price of the related shares on acquisition date and the proceeds due on exercise of the options or warrants. Under US GAAP, goodwill and the related merger reserve credit would have been less than on the UK GAAP basis.

3 Deferred compensation

Under US GAAP, any amounts attributed to deferred compensation in relation to specific unvested options is shown as a debit balance within shareholders' equity. No such amount is recorded under UK

GAAP.

4 Inventory step up release

Under US GAAP, stocks ("inventory") acquired on takeover are restated to reflect their selling price less a margin for selling.

Under UK GAAP, stocks acquired are valued at the lower of acquired cost and net realisable value. Under US GAAP, the amount of

inventory step up is charged to cost of sales as the inventory is sold.

5 Workforce

Under US GAAP accounting, valuations are attributed to the assembled workforce of the company being acquired and this value, which again reduces goodwill by a similar amount, is amortised over a relevant period, deemed to be 7 years in this instance (see 3 below). No such workforce values are attributed under UK GAAP.

6 Other intangibles

Under US GAAP, value is attributed to intangibles which under UK

GAAP might not be separately identifiable from goodwill, for example, amounts attributed to core development technologies in

Warner Chilcott. Such amounts are amortised over the estimated lives of these assets.

7 Deferred tax asset

Under US GAAP, where tax law allows the use of an acquired company's brought forward tax losses in a restructured Group situation against future combined taxable income, a deferred tax asset may be

recognised at acquisition based on an assessment of the combined enterprise's past and anticipated future results of operations. Such an asset net of valuation allowance was recognised as a deferred tax asset in relation to Warner Chilcott's brought forward tax losses and goodwill was correspondingly reduced. No such asset was

recognised under UK GAAP.

(b) Amortisation of goodwill relating to contingent consideration

Under UK GAAP, amounts are included within creditors representing contingent consideration payable to the former shareholders of ICTI and of ACCI and these amounts were included in goodwill on acquisition. Under US GAAP amounts related to contingent consideration are only included when the contingency is resolved.

(c) Amortisation of goodwill and intangibles

This amount reflects the difference in the goodwill amortisation charge for the years ended 30 September 2000 and 2001 between US GAAP and UK GAAP as a result of the different accounting treatments impacting on goodwill as detailed in

(i)(a) and (i)(b). In the year ended 30 September 2002 there has been no goodwill amortisation charge under US GAAP following the adoption of SFAS 142

(see (3) below).


Notes to the financial statements for the year ended 30 September 2002

30 Summary of differences between UK and US generally accepted accounting principles ("GAAP") (continued)

(d) In-process research and development

As part of the acquisitions of Bartholomew Rhodes in 1999 and of Warner Chilcott

in 2000, values were assigned to in-process research and development for drugs under development at the dates of acquisition. Under US GAAP, the amount of purchase consideration allocated to in-process research and development is written off immediately to profit and loss account. The valuation of in-process research and development was calculated using an income approach.

Under UK GAAP, these amounts, which are allocated to in-process research and development under US GAAP, would be included within goodwill. The related amortisation expense adjustment is shown separately in the reconciliation.

(ii) Capitalisation of interest

Under UK GAAP, companies may choose whether or not to capitalise finance costs on fixed assets that take a substantial period of time to bring into service. US

GAAP requires interest incurred as part of the cost of constructing fixed assets to be capitalised and amortised over the life of the asset.

(iii) Deferred taxation

In connection with the Warner Chilcott transaction, the Company acquired US federal income tax net operating loss carryforwards of approximately $62.0 million, which begin to expire in 2011. At 30 September 2002 the Company has recorded a deferred tax asset, subject to a valuation allowance, of $6.4 million in respect of these carryforwards. If, in the future, the realisation of this acquired deferred tax asset becomes more likely than not, any reduction of the associated valuation allowance will be allocated to reduce other purchased intangible assets.

(iv) Share compensation expense

Under UK GAAP, no cost has been accrued in relation to share options awarded to employees since the exercise price is equivalent to the market value at the date of grant.

Under US GAAP, the Company has elected to follow APB 25. Under APB 25 compensation cost on variable option awards in which the number of options exercisable is not known at the date of grant is calculated as the difference between the option price and the market price at the end of the reporting period. This cost is amortised over the period from the date the options are granted to the date they are first exercisable, that is, the vesting date. Also included in the compensation expense reconciling item for 2001 above is an amount of (pound)2.68 million ($3.88 million) relating to the intrinsic value of share options, the terms of which were modified on the cessation of employment of a director.

(v) Employee benefit trust

Under UK GAAP, shares held by the employee benefit trust are recorded as fixed asset investments with zero costs. Under US GAAP, those shares are regarded as treasury stock and recorded as a contra equity account within equity shareholders' funds at the date of contribution.

(vi) Earnings per share

Earnings per share is based on profit for the financial year under US GAAP as calculated above and on 185,244,963 ordinary shares (2001: 161,354,740, 2000:

121,444,370), the weighted average number of ordinary shares in issue during the year excluding those held in the employee trust. Diluted earnings per share is calculated on profit for the financial year under US GAAP as calculated above and on an adjusted number of shares of 186,330,634 (2001: 164,159,894, 2000:

121,444,370) reflecting the number of dilutive shares under option.

(vii) Presentation of exceptional items

Under UK GAAP, exceptional items are items which derive from events or transactions that fall within the ordinary activities of the reporting entity and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence. Under US GAAP, only items which are deemed unusual in nature and infrequent in occurrence (not reasonably expected to recur in the foreseeable future) qualify for presentation as "extra-

ordinary" items. They are presented below income before extraordinary items in the profit and loss account. Under US GAAP, none of the items classed as exceptional under UK GAAP meet the criteria for presentation as an extraordinary item.

(viii) Dividends

Under UK GAAP, final ordinary dividends are recognised in the financial year in respect of which they are recommended by the Board of Directors for approval by shareholders. Under US GAAP, such dividends are not recognised until they are formally declared by the Board of Directors.


30 Summary of differences between UK and US generally accepted accounting principles ("GAAP") (continued)

(2) Consolidated cash flow statement

The Group Consolidated Cash Flow Statement is prepared in accordance with United

Kingdom Financial Reporting Standard 1 "FRS 1 (Revised 1996)," whose objective and principles are similar to those set out in SFAS 95, "Statement of Cash

Flows." The principal differences between the Standards relate to classification. Under FRS 1 (Revised 1996), the Company presents its cash flows for (a) operating activities, (b) returns on investments and servicing of finance, (c) taxation, (d) capital expenditure and financial investment, (e)

acquisitions, (f) dividends paid, (g) management of liquid resources and (h)

financing. SFAS 95 requires only three categories of cash flow activity being

(a) operating, (b) investing and (c) financing.

Cash flows from taxation and returns on investments and servicing of finance under FRS 1 (Revised 1996) would be included as operating activities under SFAS 95, capital expenditure and financial investment and acquisitions and disposals would be included as investing activities, and dividends paid would be included as a financing activity under SFAS 95. Under FRS 1 (Revised 1996) cash comprises cash in hand and deposits repayable on demand, less overdrafts repayable on demand, and liquid resources comprise current asset investments held as readily disposable stores of value. Under SFAS 95 cash equivalents,

comprising short-term highly liquid investments, generally with original maturities of three months or less, are grouped together with cash. Short-term borrowings repay able on demand would not be included within cash and cash equivalents and movements on those borrowings would be included in financing activities.

Set out below, for illustrative purposes, is a summary consolidated cash flow statement under US GAAP:




2002 2001 2000

(pound)'000 (pound)'000 (pound)'000

------------------------------------------------------------------------------------------------------------------------------------


Net cash provided by operating activities 42,301 41,185 12,851

Net cash provided by/(used in) investing activities 110,432 (101,358) 10,756

Net cash (used in)/provided by financing activities (175,984) 204,515 47,702

------------------------------------------------

Net (decrease)/increase in cash and cash equivalents (23,251) 144,342 71,309

Cash and cash equivalents at beginning of period 222,002 77,660 6,351

------------------------------------------------

Cash and cash equivalents at end of period 198,751 222,002 77,660

================================================



(3) Recently issued accounting pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS 133,

"Accounting for Derivative Instruments and Hedging Activities." SFAS 133

establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing standards. SFAS 133 is effective for fiscal years beginning after 15 June 1999, but earlier application is permitted as of the beginning of any fiscal quarter subsequent to 15 June 1998.

Upon initial application, all derivatives are required to be recognised in the statement of financial position as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be reassessed and documented pursuant to the provisions of SFAS 133. Subsequent to the issuance of

SFAS 133, the FASB issued SFAS 137, "Accounting for Derivative Instruments and

Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133,"

which defers the effective date of SFAS 133 to periods beginning after 15 June

2000. Galen adopted the statement in the year ended 30 September 2001. Adoption of the statement had no material impact on the financial statements.

In December 1999, the Accounting Standards Board ("ASB") issued Financial

Reporting Standard ("FRS") 19 "Deferred tax" which introduces a form of "full"

provision for accounting for deferred tax that replaces the "partial" provision method in Statement of Standard Accounting Practice ("SSAP") 15. Deferred tax

should be provided on timing differences that have originated but not reversed by the balance sheet date, but only when the entity has an obligation to pay more tax in the future as a result of reversal of those timing differences. FRS

19 permits but does not require reporting entities to discount deferred tax assets and liabilities to reflect the true value of money. The FRS applies to accounting periods ending on or after 23 January 2002. The Company adopted the

FRS in these financial statements.


Notes to the financial statements for the year ended 30 September 2002

30 Summary of differences between UK and US generally accepted accounting principles ("GAAP") (continued)

Effective 1 October 2001 the Company adopted the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"),

and Statement of Financial Accounting Standards No. 142, "Goodwill and Other

intangible Assets" ("SFAS 142"). SFAS 141 eliminates the pooling-of-interest method of accounting for business combinations initiated after 1 July 2001, and changes the criteria for recognizing intangible assets apart from goodwill. SFAS

141 also requires that any business combination initiated after 30 June 2001 be accounted for by the purchase method. SFAS 142 provides that goodwill no longer be amortized and that the value of identifiable intangible assets be amortized over their useful life, unless the asset is determined to have an indefinite useful life. The Company has determined that none of its intangible assets are deemed to have an indefinite life. In accordance with these accounting statements and upon adoption, the Company reclassified a total of $2,914,000 to goodwill from intangible assets (net), representing the assembled workforce associated with the Company's acquisition of Warner Chilcott.

Galen also adopted Statement of Financial Accounting Standards No. 144,

"Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"),

effective 1 October 2001. The objectives of SFAS 144 are to address significant issues relating to the implementation of Statement of Financial Accounting

Standards No. 121, "Accounting for Impairment of Long-Lived Assets and for

Long-Lived Assets to be Disposed of" ("SFAS 121"), and to develop a single accounting model based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The standard requires that that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, the standard expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity in a disposal transaction.

The results for the Company's services operations disposed of during the year,

have been treated as "discontinued operations."

On 30 April 2002, the FASB issued Statement of Financial Accounting

Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of

FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). Among other amendments and rescissions, SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material,

classified as an extraordinary item, net of the related income tax effect,

unless such gains and losses meet the criteria in paragraph 20 of Accounting

Principles Board Opinion No. 30, "Reporting the Results of Operations, Reporting

the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual

and Infrequently Occurring Events and Transactions." Generally, SFAS 145 is

effective for fiscal years beginning after 15 May 2002. Upon adoption of SFAS

145, the Company will reclassify the losses on extinguishments of debt that were classified as extraordinary items in the year ended 30 September 2002 since they do not meet the criteria in Opinion 30 for classification as extraordinary items.


Five year summary




2002 2001 2000 1999 1998

(pound)'000 (pound)'000 (pound)'000 (pound)'000 (pound)'000

------------------------------------------------------------------------------------------------------------------------------------


Turnover 201,562 182,683 86,020 67,010 48,867

Gross profit 140,312 118,496 41,798 34,452 25,533

Operating profit before exceptional items and

amortisation of goodwill and intangibles 70,589 54,941 24,123 19,397 14,067

Exceptional items -- -- (3,311) -- (2,731)

Goodwill and intangibles amortisation (27,405) (24,602) (2,068) (707) --

Operating profit 43,184 30,339 18,744 18,690 11,336

Gain on sale of businesses 71,388 -- -- -- --

Profit before taxation 101,091 16,946 19,073 18,405 11,904

Net assets 671,959 604,872 408,178 68,153 56,227

Earnings per share 49.7p 8.2p 11.3p 12.0p 7.2p

Adjusted earnings per share (note 10) 32.2p 23.4p 15.0p 12.6p 9.5p

=====================================================================




Financial calendar

Annual General Meeting

To be held at 10 am, Malone House, Barnett Demesne, Belfast 18 February 2003

Reports

Interim report May 2003

Dividends

Proposed final 2002

o Announced 13 November 2002

o Payable 26 February 2003

Interim 2003

o To be announced May 2003

o Payable August 2003


------------

GALEN

------------

HOLDINGS PLC

Seagoe Industrial Estate, Craigavon, Northern Ireland BT63 5UA

Tel: +44 28 3833 4974